03032408

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME J. Sainsbury plc

*CURRENT ADDRESS 33 Holborn
London EC1N 2HT

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 913 FISCAL YEAR 3/29/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 9/26/03

AR/S
3-29-03
03 SEP 17 [illegible] 7:21



J Sainsbury plc

Annual Report and
Financial Statements 2003

Contents

The Chairman's statement, the Group Chief Executive's review, and the Summary Financial Statement are contained in a separate publication entitled Annual Review and Summary Financial Statement 2003.

The full Annual Report and Accounts of J Sainsbury plc for 2003 comprises this publication together with the Annual Review and Summary Financial Statement 2003. Copies may be obtained through our website www.j-sainsbury.co.uk or by calling Freephone 0800 0154330.

Financial highlights

10.8%
Underlying profit before tax up

12.6%
Underlying earnings per share up

5.0%
Dividend per share up

	2003	2002	% change
Sales – continuing operations[1]	**£18,495m**	£18,198m	1.6
Underlying profit before tax[2]	**£695m**	£627m	10.8
Profit before tax	**£667m**	£571m	16.8
Underlying earnings per share[2]	**24.2p**	21.5p	12.6
Basic earnings per share	**23.7p**	19.1p	24.1
Dividend per share	**15.58p**	14.84p	5.0

1 Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
2 Before exceptional items and amortisation of goodwill.
3 Including petrol, Easter adjusted.



2.2
0.2
2.1
5.1
2.3
99
00
01
02
03

Sainsbury's Supermarkets like-for-like sales growth[3]
%



671
509
462
505
572
99
00
01
02
03

Sainsbury's Supermarkets underlying operating profit[2]
£ million



88
129
171
196
215
99
00
01
02
03

Shaw's Supermarkets underlying operating profit[2]
$ million



756
580
549
627
695
99
00
01
02
03

Group underlying profit before tax[2]
£ million

Operating and financial review
for the 52 weeks to 29 March 2003

The results for the year reflect the good progress that has been made in more challenging market conditions. The Group's underlying profit before tax, exceptional items and amortisation of goodwill has increased to £695 million (2002: £627 million), an increase of 10.8 per cent, continuing the double-digit growth trend of last year. Profit before tax, after exceptional items and amortisation of goodwill was £667 million (2002: £571 million), an increase of 16.8 per cent.

Sainsbury's Supermarkets has continued to improve its results with underlying operating profit (before exceptional operating costs) growth of 13.3 per cent year on year. Like-for-like sales growth* of 2.3 per cent, including petrol, was satisfactory in a market where growth returned to more normal levels. Huge progress has been made in delivering the transformation programme with significant IT systems changes becoming operational, with two major new supply chain depots opening and with the strengthening of the customer offer, through the launch of Nectar and other significant customer focused initiatives. This investment programme will drive sales growth and continue to deliver significant cost efficiencies over the long-term, strengthening Sainsbury's Supermarkets' competitive position and its ability to increase its operating margin over time.

Shaw's, the Group's US supermarket chain, also performed well in challenging economic conditions with dollar underlying operating profit (before exceptional operating costs and amortisation of goodwill) increasing by 9.7 per cent to $215 million (2002: $196 million). The Group's US dollar denominated assets are hedged by maintaining a corresponding amount of debt in US dollars. The US dollar continued to depreciate against sterling in the year which resulted in lower sterling operating profit, financing costs and net debt in sterling terms. At constant exchange rates, Group sales would have increased by 2.9 per cent, Group underlying operating profit by 12.4 per cent and underlying profit before tax by 12.1 per cent.

Sainsbury's Bank's operating profit was maintained at £22 million (2002: £22 million) as expected, resulting from a decision to invest in accelerating growth. Early results are very encouraging, with the number of customer accounts up by 29 per cent.

Profit and loss account

	2003 £m	2002 £m	Increase %
Sales[1]			
Continuing operations	18,495	18,198	1.6
Discontinued operations	-	8	
	18,495	18,206	
Underlying operating profit/(loss)			
Continuing operations[2]	752	679	10.8
Discontinued operations	-	(2)	
Net interest payable	(60)	(49)	
Share of profit/(loss) in joint ventures	3	(1)	
Underlying profit before tax[3]	695	627	10.8
Exceptional operating costs	(65)	(38)	
Other exceptional items[4]	50	(4)	
Amortisation of goodwill	(13)	(14)	
Profit before tax	667	571	16.8
Tax	(206)	(200)	
Profit after tax	461	371	
Equity minority interest	(7)	(7)	
Profit for the year	454	364	24.7
Underlying earnings per share[5]	24.2p	21.5p	12.6
Basic earnings per share	23.7p	19.1p	24.1
Dividend per share	15.58p	14.84p	5.0

1 Including VAT at Sainsbury's Supermarkets of £1,043 million (2002: £1,019 million) and sales tax at Shaw's Supermarkets of £22 million (2002: £25 million).
2 Before exceptional operating costs of £65 million (2002: £38 million) and amortisation of goodwill of £13 million (2002: £14 million). A statutory profit and loss account is provided on page 22.
3 Underlying profit before tax is shown before exceptional items of £15 million (2002: £42 million) and amortisation of goodwill of £13 million (2002: £14 million).
4 Other exceptional items comprise a profit on disposal of operations of £61 million (2002: nil) and a loss on disposal of properties of £11 million (2002: £4 million).
5 Underlying earnings per share is defined in note 12.

* All like-for-like sales in this review are Easter adjusted.


730
607
615
679
752
99
00
01
02
03

Group underlying operating profit – continuing operations[2]
£ million


756
580
549
627
695
99
00
01
02
03

Group underlying profit before tax[3]
£ million


26.8
20.5
18.8
21.5
24.2
99
00
01
02
03

Group underlying earnings per share[5]
pence

Group sales, including VAT and sales tax, from continuing operations were £18,495 million (2002: £18,198 million), an increase of 1.6 per cent.

Total underlying operating profit from continuing operations at £752 million (2002: £679 million), was 10.8 per cent up on the previous year, driven by a 13.3 per cent increase in UK supermarkets profits. This growth was achieved despite an adverse dollar exchange movement and, as predicted, profits maintained at £22 million, the same level as last year, in Sainsbury's Bank, resulting from the Board's decision to invest in the accelerated growth strategy.

Underlying profit before tax at £695 million (2002: £627 million) was 10.8 per cent up on the previous year, the second year of double-digit profit growth.

Profit before tax, after exceptional items and amortisation of goodwill was £667 million (2002: £571 million) an increase of 16.8 per cent.

Results from continuing operations

Sales and underlying operating profit were as follows:

	Sales[1] 2003		Underlying operating profit[2] 2003	
	£m	% change	£m	% change
Continuing operations				
Sainsbury's Supermarkets	15,301	3.0	572	13.3
Sainsbury's Bank	183	10.9	22	-
JS Developments	145	29.5	19	26.7
Shaw's Supermarkets (US)	2,866	(6.4)	139	1.5
Total	18,495	1.6	752	10.8

1 Includes VAT at Sainsbury's Supermarkets of £1,043 million and sales tax at Shaw's Supermarkets of £22 million.

2 Profit before exceptional operating costs of £55 million in Sainsbury's Supermarkets, £10 million in Shaw's Supermarkets and amortisation of goodwill of £13 million in Shaw's Supermarkets. A statutory profit and loss account is shown on page 22.

Continuing operations

Sainsbury's Supermarkets' sales increased by 3.0 per cent to £15,301 million (2002: £14,860 million), and underlying operating profit was up by 13.3 per cent to £572 million (2002: £505 million). Like-for-like sales*, including petrol, were up 2.3 per cent for the year.

The key drivers of sales growth were the continued store expansion and reinvigoration programme, together with further improvements in the customer offer. In total 39 new stores were opened, including 24 locals. In addition, 29 stores were extended and 40 refurbished. A total of 850,000 sq ft of net new space was added to the estate in the year, compared to 603,000 sq ft in 2002, which equates to 5.9 per cent of floor space added to its existing portfolio.

Significant cost efficiencies continue to be achieved. A total of £210 million, £10 million above target, were delivered in the year, in addition to the £90 million and £160 million in the last two years. The Board are confident of achieving £250 million of savings in 2004, thereby delivering in excess of the targeted £700 million by March 2004. Further cost savings of at least £250 million are expected in 2005. The successful implementation of new systems and the simplification of end-to-end processes are now yielding results. New fulfilment centres in the supply chain, which will yield substantial long-term benefits of lower operating costs, improved in-store availability and lower working capital are starting to come on stream. Savings have also been achieved in the cost of products, whilst maintaining or increasing quality.

Underlying operating profit of £572 million (2002: £505 million) included the investment in Sainsbury's to You, the company's home delivery service whose results have improved due to the acquisition and retention of new customers increasing sales, lower customer acquisition costs and improved operating efficiencies. As a result, the loss reduced to £29 million this year from £50 million last year. The Board are confident that Sainsbury's to You results will continue to improve and reach break even at the end of the new financial year. Sainsbury's Supermarkets' operating margin (VAT inclusive, excluding Sainsbury's to You) for the year increased from 3.8 per cent to 4.0 per cent (VAT exclusive, excluding Sainsbury's to You, 4.1 per cent to 4.3 per cent). Going forward, as the level of cost



671
509
462
505
572
99
00
01
02
03

Sainsbury's Supermarkets underlying operating profit
£ million

Sainsbury's Supermarkets

	2003	2002
Sales[1]	£15,301m	£14,860m
Underlying operating profit[2]	£572m	£505m
Number of stores	498	463
Sales area (000 sq ft)	15,199	14,349
Full-time employees	44,700	44,000
Part-time employees	100,700	101,400

1 Includes VAT.

2 Profit before exceptional operating costs.

savings increases and the revenue costs associated with the transformation programme reduce, operating margins will continue to improve towards the levels of the company's major competitors.

Shaw's Supermarkets had another good year, underlying operating profit was up 9.7 per cent to $215 million (2002: $196 million), but up 1.5 per cent in sterling terms. Like-for-like sales,* up 0.9 per cent, was a satisfactory performance in difficult economic conditions and was in the upper quartile of results published by other US food retailers. The store development programme, a significant contribution from the ex-Grand Union stores and excellent cost control all contributed to strong profit growth. In total, 20 Shaw's stores were remodelled, four stores were extended and seven Star Markets were rebadged as Shaw's. Operating margin continues to improve, increasing from 4.5 per cent to 4.8 per cent.

Shaw's acquired 17 stores from the liquidator of Ames in November for $75 million. This acquisition, together with the store development pipeline, will increase new space by 15 per cent by March 2004.

Sainsbury's Bank, 55 per cent owned by the Group and 45 per cent owned by HBoS, achieved net income growth of 31.1 per cent and maintained operating profits at £22 million (2002: £22 million), after substantial revenue investment in growing the long-term customer base of the business. Adjusting for a VAT credit in 2002, underlying profit increased by 10.0 per cent.

The number of customers of Sainsbury's Bank has grown by 29 per cent in the year, loan balances increased by 86 per cent and insurance sales have doubled.

Sainsbury's Bank has an attractive operating model whereby customer acquisition costs are lower than other banking competitors through utilising in-store merchandising and promotion of financial services products.

JS Developments, the Group's project based property development company, completed ten projects in the year and, as a result, made an operating profit of £19 million (2002: £15 million). It is the Board's intention to sell the remaining property development portfolio in the current year and to focus on the Group's core food retailing opportunities.

Net interest payable of £60 million was £11 million higher than the previous year, due to higher Group net borrowings. Capitalised interest increased to £22 million (2002: £16 million).

Exceptional items

	2003 £m	2002 £m
Exceptional operating costs		
UK Business Transformation Programme[1]	(55)	(30)
Shaw's Supermarkets	(10)	(8)
	(65)	(38)
Non-operating exceptional items		
Profit on sale of Homebase	61	-
(Loss)/profit on sale of properties		
- Sainsbury's Supermarkets	(7)	(5)
- Shaw's Supermarkets	(4)	1
	50	(4)
Total exceptional items	(15)	(42)

1 Including the closure of the Taste joint venture amounting to £5 million in 2002.

In October 2000, the Board announced a major transformation programme in Sainsbury's Supermarkets including upgrading the company's IT systems, supply chain and store portfolio. Due to the scale, scope and pace of this programme it was estimated that exceptional operating costs of between £35 million and £50 million per annum would be incurred for at least three years. These costs primarily relate to the closure of depots and stores and re-organisation costs associated with this programme. This year, these costs amounted to £55 million, including provision for the costs of closure of two major depots. Over the last two years, these costs have been in line with the Board's original indications. The exceptional operating costs of £10 million in Shaw's relate to the acquisition of stores from the liquidator of Ames, being asset write offs and onerous lease provisions in respect of replacement stores.

The Homebase disposal was concluded in the year with the sale of the remaining equity investment and the redemption


88
129
171
196
215
99
00
01
02
03

Shaw's Supermarkets underlying operating profit[2]
$ million

Shaw's Supermarkets

	2003	2002
Sales[1]	**$4,436m (£2,866m)**	$4,385m (£3,061m)
Underlying operating profit[2]	**$215m (£139m)**	$196m (£137m)
Number of stores	**185**	185
Sales area (000 sq ft)	**6,330**	6,261
Full-time employees	**9,400**	9,700
Part-time employees	**18,100**	18,700

1 Includes sales tax.
2 Profit before exceptional operating costs and amortisation of goodwill.

of the loan notes for total proceeds of £184 million, which generated a net profit of £61 million. Total gross proceeds, in excess of £1 billion, have been generated from the sale of Homebase and the total profit on disposal was £125 million.

Surplus properties were sold in the year generating cash proceeds of £130 million and a property loss of £11 million.

Net exceptional operating costs and non-operating exceptional items amount to £15 million compared to £42 million last year.

Taxation

The Group's underlying tax charge (before exceptional items and amortisation of goodwill) at £226 million (2002: £210 million), gives an underlying rate of 32.5 per cent (2002: 33.5 per cent). The underlying rate exceeds the nominal rate of UK corporation tax principally due to the higher rate of tax incurred on US profits and the lack of effective tax relief on depreciation of UK retail properties.

Earnings per share and dividends

Underlying earnings per share, before exceptional items and amortisation of goodwill, increased by 12.6 per cent to 24.2 pence (2002: 21.5 pence). Basic earnings per share increased by 24.1 per cent to 23.7 pence (2002: 19.1 pence).

A final dividend of 11.36 pence per share is proposed, which represents an increase of 5.0 per cent over last year. The total proposed dividend for the year is 15.58 pence which represents an increase of 5.0 per cent on last year and dividend cover of 1.52 times. This increase reflects the Directors' aim to continue to deliver double-digit profit growth during the coming year and, if achieved, to increase the dividend by 5 per cent, thereby recognising the need to restore dividend cover.

Cash flow

The Group's net debt has increased by £248 million during the year to £1,404 million. Operating cash inflow remained strong at £1,070 million. Underlying EBITDA, excluding exceptional items, increased by 10.3 per cent, virtually in line with earnings. Because of the timing of Easter and the introduction of new lines, working capital was broadly flat for the year, compared to an inflow of £78 million in the previous year.

Summary cash flow

	2003 £m	2002 £m
Operating cash inflows	**1,070**	1,067
Group net interest and dividends from joint venture	**(54)**	(69)
Taxation	**(224)**	(171)
Dividends	**(288)**	(275)
Payments for fixed assets	**(1,124)**	(1,073)
Acquisition of Ames stores	**(48)**	-
Sale of fixed assets	**130**	218
Cash outflow before sale and purchase of businesses	**(538)**	(303)
Acquisitions and disposals	**210**	(3)
Net cash outflow before financing	**(328)**	(306)
Issue of ordinary share capital	**3**	17
Non-cash movements	**77**	(8)
Increase in net debt	**(248)**	(297)
Net debt	**1,404**	1,156

The sale of the Group's remaining investment in Homebase, together with the related loan notes generated cash of £184 million.

Capital expenditure

Group capital expenditure for the year was £1,197 million (2002: £1,159 million), excluding the £48 million cost of acquiring stores from the liquidator of Ames.

Sainsbury's Supermarkets' capital expenditure was £1,035 million (2002: £1,023 million). Expenditure over the last two years has been high due to Business Transformation activities, primarily increased expenditure on refurbishments and the supply chain. On refurbishments, capital expenditure reduced from £230 million in 2002 to £93 million in 2003 and will be lower in 2004. On the supply chain, £374 million has been invested over the last two years. This is a long-term investment. Four new fulfilment centres will be open by the end of 2004 and significant operating efficiencies will be delivered in 2005. In the current financial year, Sainsbury's Supermarkets' capital expenditure will be reduced towards more normal levels

Sainsbury's Bank



419
779
02
03

Loan book
£ million



32
219
02
03

Credit card sales
Thousands



113
249
02
03

Insurance policy sales
Thousands

at around £800 million. This includes continuing spend on new stores and on extensions, which add valuable retail space at attractive financial returns. Shaw's capital expenditure was £155 million (2002: £133 million), excluding the £48 million cost of acquiring stores from the liquidator of Ames, and will increase in 2003 as a result of significant additions of new space during the year. Group capital expenditure is forecast to be £1.1 billion for 2004.

Treasury management

Treasury policies are reviewed and approved by the Board. The Group Chief Executive and Group Finance Director have joint delegated authority from the Board to approve finance transactions up to £300 million and responsibility for monitoring treasury activity and performance.

The Group's central treasury function operates as a cost centre with Group-wide responsibility for funding, interest rate and currency risk management and UK cash management. Group policy permits the use of derivative instruments but only for reducing exposures arising from underlying business activity and not for speculative purposes. Disclosures regarding derivatives and other financial instruments are contained in note 24 to the financial statements.

Treasury operations in respect of Sainsbury's Bank are managed separately through HBoS. Sainsbury's Bank does not undertake any trading activities and only uses derivative instruments to hedge risk. Credit limits have been established for all counterparties and these are reviewed and approved by Sainsbury's Bank's board and the risk management committee, a subcommittee of the board. Details of Sainsbury's Bank's interest rate re-pricing gap are set out in note 24 to the financial statements.

Financial instruments

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks arising from its sources of finance. Various other financial instruments e.g. trade debtors, trade creditors, accruals and prepayments also arise as a direct result of the Group's commercial operations.

The Group finances its operations by a combination of bank loans, Commercial Paper, Notes and Bonds issued in the capital markets, leases, share capital and cash generated by operating subsidiaries. The Group's long-term borrowings are principally raised by the parent company and lent to operating subsidiaries on commercial terms. The Group borrows in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired currency and interest rate profile. The derivatives used for this purpose are interest rate swaps and options, cross currency swaps and forward contracts. The main risks arising from the Group's financial instruments are interest rate, liquidity, exchange rate and credit risk.

Interest rate risk

The Group's exposure to interest rate fluctuations is managed through the use of interest rate swaps and options. The Group's objective is to reduce interest rate volatility by holding a proportion of the Group's net debt at fixed or capped rates of interest. Group policy allows the proportion of fixed rate borrowings to vary between 20 per cent and 80 per cent of net debt. As at 29 March 2003, after taking into account the effect of swaps, the proportion of the Group's net debt at fixed rates of interest was 39 per cent (2002: 56 per cent) and the average period for which the fixed rate financial liabilities, including finance leases, were fixed was 9.5 years (2002: 6.3 years).

Liquidity risk

The Group's exposure to liquidity risk is managed by conservative pre-funding of cash flow, maintaining a diversity of funding sources and spreading debt repayment obligations over a range of maturities.

The Group's principal debt raising operations are arranged through the Company's £750 million Euro Commercial Paper programme and £2 billion Euro Medium Term Note programme. Contingency liquidity is maintained through the bank market where the Group holds a portfolio of 11 committed revolving credit facilities totalling £635 million as at 29 March 2003. The facilities all expire within one year, although facilities of £460 million contain term out options under which the Company has the option to draw funds for terms up to 12 months prior to the maturity date. The facilities act as a back stop for the Group's commercial paper programme.


694
695
856
1,159
1,197
99
00
01
02
03

Group capital expenditure (continuing operations)
£ million


1
2
3
4
5
6
7

Group capital expenditure - 2003
£ million

	£ million
Sainsbury's Supermarkets	
1 New stores	321
2 Extensions	242
3 Refurbishments	93
4 Supply chain	203
5 Other	176
6 Shaw's Supermarkets	155
7 Sainsbury's Bank	7
Total	1,197

As at 29 March 2003 there were no drawings under these facilities (2002: nil).

Group policy requires that not more than 25 per cent of borrowings should mature in any one financial year. The repayment analysis of the Group's borrowings is set out in note 25. As at 29 March 2003 the weighted average maturity of the Group's borrowings was 9.6 years (2002: 6 years).

Currency risk

The Group is subject to currency exposure on the translation of the US dollar denominated income and net assets of its US subsidiaries. The Group's policy is to minimise volatility arising from unfavourable exchange rate movements by arranging the currency composition of net debt to match the Group's US dollar denominated cash flows. Exchange movements on US dollar liabilities created in the UK for the purpose of hedging US investments are taken directly to reserves. The Group does not actively hedge exchange rate movements on the translation of overseas profits except where those profits are matched by foreign currency interest costs.

The Group also incurs currency exposure on overseas trade purchases made in currencies other than the relevant operating subsidiaries' functional currency. The Company employs a layered hedging programme of rolling forward contracts to reduce the exchange rate risk associated with these purchases, which may be either contracted or not contracted. Gains and losses on these contracts are deferred until recognition of the purchase, which is normally within one year.

Credit risk

The Group's exposure to credit risk is managed by limiting credit positions to banks or financial institutions with first-class credit ratings. Counter party positions are monitored on a regular basis and dealing activity is controlled through dealing mandates and the operation of standard settlement instructions.

Balance sheet

Shareholders' funds increased by £155 million to £5,003 million and net debt has increased by £248 million to £1,404 million in the year, increasing Group gearing to 28 per cent (2002: 24 per cent). As a result of issuing two long-term bonds in the year, the weighted average maturity of the Group's borrowings increased from 6 years to 9.6 years. Return on Group capital employed increased from 11.1 per cent to 11.5 per cent in a year of major capital investment.

Summary balance sheet

	2003 £m	2002 £m
Fixed assets	**7,878**	7,343
Stock	**800**	751
Debtors and other assets	**2,694**	2,591
Cash and current asset investments	**659**	386
Debt	**(2,063)**	(1,542)
Net debt	**(1,404)**	(1,156)
Other creditors and provisions	**(4,896)**	(4,620)
Net assets	**5,072**	4,909
Equity shareholders' funds	**5,003**	4,848
Minority interests	**69**	61
Capital employed	**5,072**	4,909

Pensions

The Board has been proactive in the area of pensions and has taken a number of decisions to reduce pension fund liabilities and address the potential fund deficit. These include additional Company contributions of £15 million in 2002 and 2003, closing the defined benefit final salary schemes to new members and introducing defined contribution stakeholder schemes. Additionally, this year, the Company has offered existing members of the defined benefit final salary schemes the option of increasing their contributions from 4.25 per cent to 7.00 per cent, or moving to a career average arrangement at the current 4.25 per cent contribution level. The Company's remuneration policy, now reinforced, is to limit budgets for salary and wage increases to RPI, relying on non-pensionable bonus payments and share based incentive schemes to provide additional performance related rewards. The Board believes these actions will significantly reduce pension liabilities while continuing to achieve the necessary motivation of colleagues and offering them opportunities to secure their financial well-being for retirement.

The Board believes, irrespective of the notional numbers reported under FRS 17, that the actuarial valuation of the Group's UK schemes, currently being prepared, will provide an appropriate basis for decisions to be made about funding for these schemes. At 29 March 2003, the notional deficit, net of deferred tax, of the Group's defined benefit pension schemes, under FRS 17, was £607 million (2002: £257 million). The increase is due to weak global stock markets and lower discount rates on AA corporate bonds. Since the year end the net deficit has reduced by 10 per cent to £543 million due to improved asset values. The Group is not currently required to account for the profit and loss effect of FRS 17. The underlying FRS 17 (excluding settlement and curtailment gains) profit and loss account charge for the year would have been £13 million higher than the normal pension cost.

IT outsourcing

As outlined last year the importance of the need to completely replatform and redesign all of Sainsbury's Supermarkets' IT systems was identified in October 2000. The Board felt that, in view of the scale and pace necessary, outside expertise was required. As a result, in November 2000, Sainsbury's Supermarkets entered into an agreement with Swan Infrastructure plc ('Swan'), a wholly-owned subsidiary of Barclays UK Infrastructure Fund. Under the terms of this agreement, Sainsbury's Supermarkets sold its IT assets to Swan, which will manage its IT operations and build a new systems infrastructure for Sainsbury's Supermarkets under a seven year contract. In turn, Swan contracted with Accenture to manage IT operations for Sainsbury's Supermarkets and build the new system. All Sainsbury's Supermarkets' IT staff were transferred, through Swan, to Accenture.

Since 2000, Accenture has been wholly responsible for managing the ongoing operation of IT support and systems to specified service levels. In addition, Accenture is responsible for developing and delivering a new systems infrastructure to position the UK supermarket business with modern state of the art technology. This programme is progressing well and will deliver substantial business benefits.

Operating and financial review continued

Details of the financial commitment under the seven year contract with Swan are given in note 31 on page 43. Its operations are funded by net borrowings which will peak at £540 million.

Shareholder return

The share price decreased from 399.5 pence at the start of the financial year to 226 pence at 29 March 2003 with a range of 220 pence to 422 pence. The Company's equity market capitalisation at 29 March 2003 was £4.4 billion.

Total shareholder return ('TSR') was negative 37.7 per cent (the increase in the value of a share including reinvested dividend based on the average share price for the three months ended 29 March 2003 compared with the equivalent period in 2002), due to the overall fall in the stock market and the uncertainty surrounding the various potential bidders for Safeway plc, together with the implications on the future structure of the UK food retailing market. Over a three year period from 31 March 2000, the Company's TSR has outperformed the FTSE 100 Index by 48 per cent.

Report of the Directors

The Directors present their report and audited financial statements for the 52 weeks to 29 March 2003.

Principal activities and review of performance

The Group's principal activities are food retailing and financial services. A review of the performance of the Group and its principal operating subsidiaries during the period is set out in the Operating and Financial Review on pages 2 to 8 of this Report and on pages 2 to 13 of the Annual Review and Summary Financial Statement.

Dividends

The Directors recommend the payment of a final dividend of 11.36 pence per share (2002: 10.82 pence), making a total dividend for the year of 15.58 pence per share (2002: 14.84 pence). Subject to shareholders approving this recommendation at the Annual General Meeting, the dividend will be paid on 25 July 2003 to shareholders on the register at the close of business on 30 May 2003.

Changes to the Board and Board succession

The Directors are listed on pages 16 and 17 of the Annual Review and Summary Financial Statement.

Ian Coull retired from the Board on 31 December 2002. All the other Directors served throughout the period.

On 31 January 2003, the Company announced that Stuart Mitchell was appointed Managing Director of Sainsbury's Supermarkets Ltd with responsibility for the day-to-day management of the supermarkets business, whilst Sara Weller became Deputy Managing Director of the business. It was also announced that John Adshead, Group HR and IT Director, would retire from the Board at the end of March 2004.

On 14 March 2003, the Company announced that Sir George Bull had agreed to extend his tenure as Chairman until 28 March 2004 and that Sir Peter Davis had also agreed to extend his time with the Group and assume the role of Chairman from 29 March 2004. The Group has started a formal recruitment process with a view to recruiting a new Chief Executive either internally or externally by March 2004. As part of the same process, the Group has initiated a search for an independent Non-Executive Deputy Chairman to be appointed during 2004 with the intention that this individual will in due course become Non-Executive Chairman. These appointments will maintain the momentum of the Group's successful Business Transformation Programme and ensure management continuity in the next year to 24 months.

In accordance with the Articles of Association, Sir George Bull, Sir Peter Davis, Roger Matthews, Keith Butler-Wheelhouse and June de Moller will retire by rotation at the Annual General Meeting and will seek re-appointment. Full biographical details of the Directors are set out on pages 16 and 17 of the Annual Review and Summary Financial Statement.

Auditors

Following the change of legal status of PricewaterhouseCoopers to a limited liability partnership at the start of 2003, PricewaterhouseCoopers resigned as auditors on 3 April 2003 and the Directors appointed PricewaterhouseCoopers LLP in their place. At the Annual General Meeting, shareholders will be asked to re-appoint PricewaterhouseCoopers LLP as auditors.

Annual General Meeting

The Annual General Meeting will be held on Wednesday 23 July 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30am. The Chairman's letter and Notice of the Meeting accompanies this Report, together with explanatory notes explaining the business to be transacted at the meeting.

At the meeting, resolutions will be proposed to increase the Company's authorised ordinary share capital, to renew the general authority of the Directors to issue shares (together with the authority to issue shares without applying the statutory pre-emption rights) and to authorise the Company to make market purchases of its own shares. No such purchase has been made during the last financial year.

Share capital
The changes to the issued share capital of the Group are shown in note 27 to the financial statements.

Major interests in shares
As at 20 May 2003, the Company had been advised of the following notifiable interests in its shares:

Judith Portrait is a trustee of various settlements, including charitable trusts and the blind trust for Lord Sainsbury of Turville. As at 20 May 2003, notified holdings of these trusts amounted to 23 per cent of the Company's issued share capital.

Christopher Stone, Andrew Cahn and John Rosenheim are trustees of various settlements, including charitable settlements. As at 20 May 2003, the total holdings of the settlements of which they are trustees, as notified to the Company, amounted to 5 per cent, 5 per cent and 3 per cent respectively.

As at 20 May 2003, the notifiable interests, held beneficially and as trustees of charitable and other trusts, of Lord Sainsbury of Preston Candover KG, the Hon Simon Sainsbury, the Rt Hon Sir Timothy Sainsbury and Lady Sainsbury, the wife of Sir Timothy Sainsbury, were 4 per cent, 3 per cent, 3 per cent and 3 per cent respectively.

All of the above disclosures include duplication.

As at 20 May 2003, Franklin Resources Inc. had a notifiable interest of 5 per cent.

Post balance sheet events
There have been no events affecting the Company or Group since the year end.

Directors' interests
The beneficial interests of the Directors and their families in the shares of the Company are shown on page 19. During the year, no Director had any material interest in any contract of significance to the Group's business.

Market value of properties
The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £6 billion by a considerable margin.

Employees, social responsibility and the environment
The Company has well-developed policies for fair and equal treatment of all employees, employment of disabled persons and colleague participation.

The Company's interim and annual results are presented to all senior management and processes exist at local level to communicate these results to all colleagues.

Colleagues have always been encouraged to hold shares in the Company and over 64,700 UK colleagues are shareholders directly or through the Profit Sharing Scheme Trust or the Sainsbury's Share Purchase Plan.

Sainsbury's has a strong record on environmental matters and on its commitment to its social responsibilities. The Company's Environment Report, which is published on the Internet (www.j-sainsbury.co.uk/csr/environment.htm) describes the Company's environmental policies. The statement of corporate responsibilities is published on the Internet (www.j-sainsbury.co.uk/csr).

Policy on payment of creditors
The policy of the Company and its principal operating companies is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms on the timely submission of satisfactory invoices. The Company is a holding company and therefore has no trade creditors. Statements on the operating companies' payment of suppliers are contained in their accounts.

Donations
During the year, donations to the value of £7.1 million (2002: £11 million) were made to UK charitable organisations and local community projects. In the US, Shaw's made donations to the value of $13.6 million (2002: $19.5 million) to charitable community projects. Sainsbury's colleagues, customers and suppliers also raised £10.5 million for charitable purposes through events supported by the Company; see page 14 of the Annual Review and Summary Financial Statement for further details. There were no political donations.

By order of the Board

Tim Fallowfield
Company Secretary
20 May 2003

Statement of corporate governance

The Company is committed to high standards of corporate governance in its business and has complied throughout the period under review with all the provisions of the Combined Code on Corporate Governance ('the Code'). This statement, together with the Remuneration Report, explains how the Company has applied the governance principles of the Code.

The Board

The Board comprises five Executive Directors and six Non-Executive Directors. Biographical details of the Directors are set out in the Annual Review and Summary Financial Statement on pages 16 and 17. Changes to the composition of the Board during the year and the Board succession plans appear on page 8 of this report. There is a clear division of responsibilities between the Chairman, who is part-time, and the Group Chief Executive. All the Non-Executive Directors are considered to be independent. They bring wide and varied commercial experience to Board deliberations. Lord Levene is the senior Non-Executive Director.

The Board meets 10 times a year, including a two day strategy conference. There is a formal schedule of matters reserved for its consideration. It is responsible to shareholders for the strategic development of the Group, the management of assets in a way that maximises performance and the control of the operation of the business. The Board approves the Group's strategic plan and its annual budget and, throughout the year, reviews the performance of the operating subsidiaries against their budgets and targets.

The Group Chief Executive has authority delegated by the Board for implementing the strategy and for managing the Group. In doing so, he works with the Group Executive Committee which comprises of all of the Executive Directors and certain other senior executives of the Group. The Group Chief Executive also chairs the Boards of Sainsbury's Supermarkets Ltd and Shaw's Supermarkets Inc.

The Company has a programme for meeting Directors' training requirements. Newly appointed Directors who do not have previous public company experience at Board level are provided with appropriate training on their role and responsibilities. New Non-Executive Directors are offered an appropriate induction programme. Subsequent training is available on an ongoing basis to meet particular needs.

The Board has full and timely access to all relevant information to enable it to discharge its duties effectively. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings.

All Directors have access to the advice and services of the Company Secretary. There is an agreed procedure by which members of the Board may take independent professional advice at the Company's expense in the furtherance of their duties. The Company Secretary has responsibility for ensuring that Board procedures are followed. The appointment and removal of the Company Secretary is one of the matters reserved for the Board.

Board Committees

The Remuneration, Nomination and Audit Committees have written terms of reference which define their authorities, duties and membership. These Committees are made up exclusively of the Non-Executive Directors, other than the Group Chief Executive's membership of the Nomination Committee.

The Audit Committee meets at least three times a year. Its responsibilities include making recommendations on the Company's accounting and reporting policies, reviewing the scope and results of both internal and external audits and defining and monitoring internal financial control. It also reviews the performance, independence and objectivity of the auditors. The Committee receives regular reports from the Group Internal Audit Department and the external auditors, and monitors their effectiveness, and it reviews the interim and annual financial statements before they are considered by the Board. The Board had adopted a revised policy on the engagement of the external auditors to supply non-audit services, the objective of which is to ensure that the provision of such services does not impact the external auditors' independence and objectivity. The Head of Group Internal Audit has direct access to the Chairman of the Audit Committee and the Company's external auditors attend Committee meetings. The Chairman of the Audit Committee holds separate meetings with the Head of the Group Internal Audit and the external auditors, whilst the Committee meets with the external auditors without management being present.

The Nomination Committee advises the Board on the appointment of Directors and meets when necessary. All Directors are required to seek re-appointment by shareholders at the first opportunity after their appointment and must stand for re-election to the Board every three years under the Company's Articles of Association.

The responsibilities of the Remuneration Committee are set out in the Directors' Remuneration Report on pages 12 to 19.

Internal control

The Board has overall responsibility for the system of internal controls and for reviewing its effectiveness. The system of internal controls is designed to manage rather than eliminate the risk of failure to achieve the Group's business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. It includes all controls including financial, operational and compliance controls and risk management.

The processes used to assess the effectiveness of the internal control systems include the following:

- regular operational and financial reviews of performance against budgets and forecasts by management and the Board;
- regular reviews by management and the Audit Committee of the scope and results of internal audit work across the Group. The scope of the work covers all key activities of the Group and concentrates on higher risk areas;
- reviews of the scope of the work of the external auditors by the Audit Committee and any significant issues arising;
- reviews by the Audit Committee and the Board of accounting policies and delegated authority levels; and
- consideration by the Board of the major risks facing the Group and procedures to manage them. These include health and safety, legal compliance, quality assurance, insurance, security and social, ethical and environmental risks.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place throughout the year under review and up to the date of approval of the Annual Report and Financial Statements and accords with the Turnbull guidance. The effectiveness of the process is reviewed twice a year by the Audit Committee which then reports to the Board. The process consists of:

- formal identification by management at each level of the Group through a self assessment process of the key risks to achieving their business objectives and the controls in place to manage them. The likelihood and potential impact of each risk is evaluated;
- certification by management that they are responsible for the risks to their business objectives and that the internal controls are such that they provide reasonable but not absolute assurance that the risks are appropriately identified, evaluated and managed;
- reporting and review by the board of each operating company of risk management activities and action taken to address non-compliance with controls or to improve their effectiveness; and
- independent assurance by internal audit as to the existence and effectiveness of the risk management activities described by management.

The system of internal control and risk management is embedded into the operations of the Group, and the actions taken to mitigate any weaknesses are carefully monitored.

Going concern

The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Group financial statements.

Investor relations

The Company is committed to maintaining good communications with shareholders. Institutional investors and buyside and sellside analysts are invited to briefings by the Company immediately after the announcement of the Company's interim and full year results. The content of these briefings is posted on the Company's website www.j-sainsbury.co.uk/investors/ so as to be available to all shareholders.

Shareholders have the opportunity to meet and question the Board at the Annual General Meeting, which will be held on 23 July 2003. There will be a display of various aspects of the Group's activities and a business presentation by the Group Chief Executive. The Chairman of the Audit, Remuneration and Nomination Committees will be available to answer questions. Proxy votes will be announced after each resolution. A detailed explanation of each item of special business to be considered at the Annual General Meeting is included with the Notice of Meeting which will be sent to shareholders at least 20 working days before the meeting.

Information on matters of particular interest to private shareholders is set out on page 30 of the Annual Review and Summary Financial Statement. In addition, the Company's website www.j-sainsbury.co.uk/investors/ makes available a wide range of information to all shareholders.

Remuneration report

This report is made by the Board on the recommendation of the Remuneration Committee. The first part of the report provides details of remuneration policy. The second part provides details of the remuneration, pensions and share interests of the Directors for the year ended 29 March 2003. The Directors confirm that this report has been drawn up in accordance with the Combined Code and the Directors' Remuneration Report Regulations.

Remuneration Committee

The Remuneration Committee meets at least three times a year. Its responsibilities include setting the remuneration policy for all Executive Directors and determining the remuneration for individual Executive Directors. It is chaired by Keith Butler-Wheelhouse and comprises all of the Non-Executive Directors, namely Sir George Bull, June de Moller, Jamie Dundas, Lord Levene and Bridget Macaskill. During the year, the Committee received advice on general remuneration matters from Linklaters and Towers Perrin, who were instructed by the Company, and on specific issues from ABN Amro and UBS Warburg, who were instructed by the Committee. They also provided various banking, legal and employee benefit services to the Company. The Committee has appointed Towers Perrin to provide advice direct to the Committee for the new financial year. The Committee considers the views of the Group Chief Executive and the Group HR Director when reviewing the remuneration of the other Executive Directors, but neither is involved in discussions concerning their own remuneration.

Remuneration policy

The Remuneration Committee adopted a remuneration policy in 2002 consistent with the Company's business objectives which:

- attracts, retains and motivates high calibre Directors;
- in general terms, sets base salary broadly in line with median market practice, whilst moving total remuneration towards upper quartile market levels for superior performers;
- creates overall packages in which performance related elements form a significant proportion;
- reinforces the performance orientated culture by providing enhanced rewards for stretch performance;
- supports short-term and long-term incentive plans which are targeted at both personal and Company performance;
- aligns the interests of Directors with those of the shareholders by linking share and cash incentive payments to performance; and
- is based on information from a range of remuneration sources, which takes into account the retail sector as well as other large companies of a comparable size and complexity.

The policy will continue to apply for the next financial year. For subsequent years, the Committee will review the policy on a regular basis and recommend changes as and when appropriate.

The main components of Executive Directors' remuneration are set out below:

i) Basic salary

Basic salary for each Director is determined taking into account professional advice based on assessments of the Director's performance, experience and responsibilities, and advice on market factors, which provides the best available benchmark for the Director's specific position.

ii) Incentive arrangements

In addition to basic salary, the Company maintains incentive arrangements which combine an annual bonus plan with long-term incentive share plans. The Committee believes that these arrangements provide rewards which reflect an appropriate balance between personal and Company performance. As such, they align the rewards of Directors with the Company's immediate business priorities and the long-term interests of shareholders.

The proportion of each Director's total remuneration that is performance related is significant. Approximately 70 per cent of the Group Chief Executive's total remuneration is linked to performance, assuming target level is achieved under the bonus plan and that the Board agrees to the release of half of the total number of shares available for 2003/04 performance under the Share Award Plan described below.

For the other Executive Directors, the proportion of total remuneration delivered through bonus and under the Performance Share Plan is 40 per cent, assuming target levels are achieved. Share options also provide a performance rated incentive, but as the exercise prices of all outstanding grants were above the market price of Sainsbury's shares at the year end, they are not included within this percentage. If the share price were to increase, the proportion of performance related remuneration would be higher.

In order to maximise value from the incentive plans, performance measures are designed to ensure that participants are not rewarded for the delivery of the same measures through different elements of the package. Accordingly, relative total shareholder return is the measure for the Performance Share Plan, which rewards executives for maximising shareholder returns over the medium term, whilst earnings per share growth applies to the Executive Share Option Plan, which ensures that executives are focused on the underlying financial performance of the business as well as on absolute share price growth. The performance measures for the Share Award Plan focus on the achievement of specific profit targets and key business milestones, and the successful implementation of succession plans.

The incentive arrangements may be summarised as follows:

Annual Bonus Plan

A cash bonus is awarded subject to a condition based on year on year profit growth and individual targets, which are key to the businesses' performance. The bonus is a percentage of basic salary, with a maximum of 80 per cent for Executive Directors, other than the Group Chief Executive, whose maximum award is 100 per cent of basic salary. That part of the bonus relating to Company performance will only be paid if the threshold level of year on year profit growth has been achieved and a pro rated bonus will then be paid up to a maximum level of profit growth. That part of the bonus relating to individual targets can be earned if any year on year profit growth is achieved and the maximum which can be earned for individual targets is 20 per cent of basic salary. Bonuses are not pensionable.

Performance Share Plan

This Plan allows shares to be allocated to individuals on a conditional basis, but not released unless the performance criterion is met over the three year performance period. The number of shares actually released depends upon the Company's performance compared with 12 comparator companies (namely Ahold, Boots, Carrefour, Dixons, GUS, Kingfisher, Marks & Spencer, Morrisons, Next, Safeway, Somerfield and Tesco). In future years Casino and Loblaw will be added to the comparator group. The Company's relative performance is determined by reference to Total Shareholder Return, being the increase in the value of a share, including reinvested dividends, over a three year period. If the performance criterion is satisfied, the individual is granted an option to acquire the shares which can be exercised over the following 10 years.

In 2002, the Committee revised the Plan to strengthen the link between rewards and Company performance. Under the revised structure, no awards will be made unless median performance is achieved at the end of the three year performance period. At median level, shares to the value of 30 per cent of salary will be released and the award will be pro rated at every position between the median and first position in the comparator group. The maximum allocation for Directors is a conditional grant of shares equal to 75 per cent of salary. This performance measure will apply to conditional awards made in 2003. Sir Peter Davis does not participate in this plan.

Executive Share Option Plan

At last year's Annual General Meeting, shareholders approved the Executive Share Option Plan 2002. The maximum annual option award is two times basic salary and the actual grants are agreed by the Committee according to the assessed performance and potential of participants. The exercise of options is conditional upon a performance target based on the growth in the Company's underlying earnings per share (before goodwill and exceptionals) ('EPS') relative to inflation over a three year period. The Committee reviews the performance condition prior to the annual award of options to ensure that it is set at appropriately challenging levels. For the 2003/04 grant, no options will be exercisable for average annual real growth of less than 3 per cent per annum over the three year performance period, 50 per cent of the option will be exercisable if average real growth of 3 per cent per annum is achieved and, for average real growth of 5 per cent per annum, the option is exercisable in full, with a pro rating between 3 per cent and 5 per cent. EPS is measured against a fixed starting point over a performance period of three financial years beginning with the year in which the option is granted. To the extent that the condition is not satisfied in full after three years, it will be retested over four and then over five financial years. To the extent the condition is not met after five financial years, the option will lapse.

Share Award Plan 2003

On 14 March 2003, the Company announced that, at the request of the Board, Sir Peter Davis had agreed to extend his time with the Group and will assume the role of Chairman on 29 March 2004. In conjunction with the appointment, the Board believed that it was appropriate to award a package of restricted shares in the Company to Sir Peter in respect of his extended term in office. The new award will be in the form of conditional awards of restricted shares to be released on 31 July 2005, subject to the achievement of specific profit targets and business milestones set by the Committee and dependent on the successful implementation of succession plans. Accordingly on 27 March 2003, two conditional awards of one million shares and 500,000 shares were made to Sir Peter under the terms of the restricted Share Award Plan, to be held by the Company's Employee Share Ownership Trust and released to him on 31 July 2005 provided that he remains in employment as Chairman until that date and that the following conditions have been met:

a) 300,000 shares will be released if:

- business transformation targets and timescales (in respect of the renewal of the supply chain network, the implementation of new IT systems and the programme for introducing new store formats, opening new stores and extending and updating stores) have been achieved (in the reasonable opinion of the Board) in line with the agreed programme for 2003/04; and
- to the extent the same is within Sir Peter's control, he has used his best endeavours to procure that a new Group Chief Executive designate is appointed (acceptable to the Nomination Committee) by 31 March 2004 or such longer period as the Board decides; and
- a Non-Executive Deputy Chairman has been appointed (acceptable to the Nomination Committee) by 31 March 2004;

b) 700,000 shares will be released if the Company's profits for 2003/04 are at least 90 per cent of the profit level agreed by the Board in the financial, budgeting and corporate planning process. 350,000 shares will be released if at least 70 per cent of the agreed profit level has been achieved, with a pro rata number of shares between 350,000 and 700,000 being released for profit between 70 per cent and 90 per cent of the agreed profit level.

The second award will be released to Sir Peter on 31 July 2005 if the following conditions have been met:

a) 300,000 shares will be released if:

- business transformation targets and timescales (in respect of the renewal of the supply chain network, the implementation of new IT systems and the programme for introducing new store formats, opening new stores and extending and updating existing stores) have been achieved (in the reasonable opinion of the Board) in line with the agreed programme for 2004/05; and
- to the extent the same is within Sir Peter's control, he has used his best endeavours to procure that the new Group Chief Executive and the Non-Executive Deputy Chairman have been introduced to their new responsibilities and supported appropriately by him by 31 March 2005;

b) 200,000 shares will be released if the Company's profits for 2004/05 are at least 90 per cent of the profit level agreed by the Board in the financial, budgeting and corporate planning process. 100,000 shares will be released if at least 70 per cent of the agreed profit level has been achieved, with a pro rata number of shares between 100,000 and 200,000 for profit between 70 per cent and 90 per cent of the agreed profit level.

The Board shall (other than in circumstances of early vesting) be capable of adjusting the number of shares to be released referable to profit and business transformation targets downwards or upwards if, in the reasonable opinion of the Board, the Company has in the relevant financial year materially underperformed or outperformed by comparison with other publicly quoted food retailers.

In relation to leaving the Company or a change in control occurring the following will apply:

- subject to the following points, where Sir Peter leaves before the release date for the shares, the award will lapse and no shares will be received.
- either if Sir Peter leaves before the release date of the shares due to:
  - early retirement agreed by the Board; or
  - dismissal (including constructive dismissal) by the Company (other than for cause); or
  - death

  or, if there is a change in control,

then the awards will vest and the shares will be received on the date of leaving or the date of the change in control (as the case may be: the 'vesting event'). The number of shares received referable to profit will be calculated by reference to the budgeted profit for the period from the commencement of the relevant financial year up to the vesting event. If the vesting event occurs in the financial year 2003/04 then the award related to profit for 2004/05 shall be 50 per cent of the number of shares to be released in relation to 2003/04. The business transformation targets shall be deemed satisfied.

iii) Other share schemes
In order to encourage share ownership, the Company provides two all employee share plans for its UK employees, namely the Savings Related Share Option Scheme and the Share Incentive Plan, which has two parts, the Commitment Shares Plan and the Share Purchase Plan. Directors may participate in these plans in the same way as all other colleagues. The final payment under the Employee Profit Sharing Scheme was made in August 2002.

Performance Graph
The graph below shows the Total Shareholder Return ('TSR') performance of an investment of £100 in J Sainsbury plc shares over the last five years compared with an equivalent investment in the FTSE 100 Index.


120
100
80
60
40
98
99
00
01
02
03
— J Sainsbury plc
— FTSE 100 Index

Over a three year period from 31 March 2000, the Company's TSR outperformed the FTSE 100 Index by 48 per cent.

iv) Pensions

Executive Directors are members of the J Sainsbury Executive Pension Scheme, a funded, Inland Revenue approved, defined benefit final salary occupational pension scheme. Under the Group's pension arrangements, Directors are entitled after a minimum of 20 years of pensionable service to a pension on retirement at age 60 (or earlier in the event of 40 years' service, or ill health) of up to two thirds of their pensionable earnings (defined as basic salary in the last 12 months of service) subject to Inland Revenue limits. Pensions are also payable to dependants on death and a lump sum is payable if death occurs in service.

With effect from March 2004, the Company will be introducing a new scale of benefits with pension payments based on career averaged salary. Executive Directors may choose which scale of benefits will apply to them from that date. If they opt to switch to the new career average scale, they will continue to contribute at the current rate of 4.25 per cent of basic salary. If they wish to retain the current scale of benefits based on their final basic salary, their contributions will increase to 7 per cent of basic salary.

External appointments to the Board are eligible to become members of the Executive Stakeholder Pension Plan which is a defined contribution arrangement.

v) Benefits

Other benefits for Executive Directors include the provision of company car benefits and free medical insurance.

Service contracts

Sir Peter Davis has an amended service contract which (unless terminated earlier or renewed by mutual agreement) will now terminate automatically on 31 July 2005. John Adshead, Roger Matthews, Stuart Mitchell and Sara Weller have rolling service contracts which can be terminated by either party by giving 12 months' written notice and if any of these service contracts is terminated without cause (otherwise than in circumstances where the Company is entitled to terminate by summary notice) the Company will pay an amount equal to one times basic salary for the notice period plus 75 per cent of basic salary in lieu of all other benefits. In addition, if a Director is dismissed within six months of a change of control the above sum will become payable.

The Executive Directors' service contracts became effective on the following dates:

Executive Director	Contract date
John Adshead	2 March 2000
Sir Peter Davis	17 January 2000*
Roger Matthews	8 May 2000
Stuart Mitchell	22 June 2002
Sara Weller	4 July 2002

*Supplemental agreement entered into on 14 March 2003.

Non-Executive Directors, including the Chairman, do not have service contracts. They are appointed for an initial two year period and thereafter by mutual consent on a yearly basis. The initial appointment and any subsequent re-appointment is subject to election or re-election by shareholders. Non-Executive Directors are paid a basic fee with additional fees being payable for chairing a Board Committee. The level of fees is reviewed against market practice, taking into account the required time commitment. They do not participate in any performance related plans.

Remuneration report
continued

The following section provides details of the remuneration, pension and share interests of all the Directors for the year ended 29 March 2003 and has been audited.

Directors' remuneration

The remuneration of the Directors for the year was as follows:

	Note	Salary £000	Bonus[6] £000	Profit sharing[7] £000	Compensation for loss of office £000	Benefits[8] £000	Total 2003 £000	Total 2002 £000
Executive Directors								
John Adshead CBE		340	166	4	-	28	538	476
Ian Coull	1	258	-	4	-	21	283	469
Sir Peter Davis	2	800	408	9	-	2	1,219	1,098
Roger Matthews		405	195	4	-	28	632	562
Stuart Mitchell	3	350	181	4	-	21	556	110
Sara Weller	3	350	167	3	-	16	536	110
Non-Executive Directors								
Sir George Bull		250	-	-	-	27	277	245
Keith Butler-Wheelhouse		35	-	-	-	-	35	29
June de Moller		30	-	-	-	-	30	25
Jamie Dundas		35	-	-	-	-	35	30
Lord Levene	4	30	-	-	-	-	30	23
Bridget Macaskill	5	30	-	-	-	-	30	4
Directors who left the Board before the start of the financial year including compensation for loss of office		-	-	-	-	-	-	971
Total 2003		**2,913**	**1,117**	**28**	**-**	**143**	**4,201**	
Total 2002		2,568	914	19	525	126		4,152

1 Retired as a Director on 31 December 2002.
2 Highest paid Director.
3 Appointed as a Director on 1 January 2002.
4 Appointed as a Director on 1 May 2001.
5 Appointed as a Director on 1 February 2002.
6 Includes performance bonuses earned in the period under review but not paid in the financial year.
7 Profit sharing amounted to 1.17 per cent of qualifying pay.
8 Benefits include company car benefits and medical insurance.

Pensions

The pension entitlements of the Directors for the year were as follows:

	Age at 29 March 2003 i years	Accrued pension at 29 March 2003[1] ii £000	Directors' contributions during the year iii £000	Increase in accrued pension during the year iv £000	Increase in accrued pension during the year (net of inflation) v £000	Transfer value of increase in accrued pension during the year (net of inflation)[2] and net of Directors' contributions vi £000	Transfer value of accrued pension at 29 March 2003[2] vii £000	Transfer value of accrued pension at 30 March 2002[2] viii £000	Increase in transfer value over the year net of Directors' contributions =(vii)-(viii)-(iii) ix £000
John Adshead CBE	58	198	14	25	22	354	3,307	2,785	508
Sir Peter Davis	61	80	34	28	27	381[4]	1,224[4]	854[5]	336
Roger Matthews	48	45	17	15	14	100	365	320	28
Stuart Mitchell	42	119	15	23	21	113	714	758	(59)
Sara Weller	41	35	15	15	15	72	207	156	36
Ian Coull	52	150[3]	11	14	12	129[3][7]	2,312[6]	1,738	563

1 The accrued pensions are the amounts that would be paid if the Director left service at the relevant date.
2 The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.
3 Retired as a Director on 31 December 2002.
4 Allows for a retirement date of July 2005.
5 Allows for a retirement date of March 2004.
6 Allows for enhanced value of immediate early retirement pension of £105,000 per annum.
7 No allowance made for additional liability arising from immediate payment of pension.

The transfer values represent the capital sum that would need to be appropriately invested to provide the relevant pension assuming it is paid from the Executive Director's normal retirement age (or at the date of retirement for Directors who retired during the year). The accrued pension entitlement shown is the amount that would be paid each year following retirement based on retirement at age 60 (or at the date of retirement for Directors who have retired during the year). Members of the scheme have the option of paying additional voluntary contributions. Neither these contributions nor the resulting benefits are shown in the above table.

In the case of Sir Peter Davis, John Adshead, Roger Matthews and Sara Weller, the Company has agreed to make up that portion of the standard pension entitlement which is in excess of Inland Revenue limits. This obligation is unfunded, although full provision of £2,552,000 has been made in respect of the period ended 29 March 2003 (2002: £1,616,000).

Performance Share Plan

Under the Plan, shares conditionally allocated to individuals are released to them in the form of options if the performance condition is met at the end of the three year performance period.

	Number of shares conditionally allocated 31 March 2002	Lapsed during the year	Number of shares conditionally allocated during the year	Mid market price on date of conditional allocation (pence)	Options granted during the year under the plan	Mid market price on day option granted (pence)	Number of shares conditionally allocated 29 March 2003	End of performance period
John Adshead CBE								
26 July 1999	36,096	6,029	-	374	30,067	287	-	
2 June 2000	55,146	55,146	-	272	-	-	-	29.03.03
7 June 2001	37,470	-	-	427	-	-	37,470	27.03.04
30 May 2002	-	-	68,918	370	-	-	68,918	26.03.05
Ian Coull								
26 July 1999	38,101	6,363	-	374	31,738	287	-	
2 June 2000	55,146	55,146	-	272	-	-	-	
7 June 2001	37,470	37,470	-	427	-	-	-	
30 May 2002	-	68,918	68,918	370	-	-	-	
Roger Matthews								
2 June 2000	62,500	62,500	-	272	-	-	-	29.03.03
7 June 2001	44,496	-	-	427	-	-	44,496	27.03.04
30 May 2002	-	-	82,094	370	-	-	82,094	26.03.05
Stuart Mitchell								
26 July 1999	11,978	2,001	-	374	9,977	287	-	
2 June 2000	37,223	37,223	-	272	-	-	-	29.03.03
7 June 2001	28,981	-	-	427	-	-	28,981	27.03.04
30 May 2002	-	-	70,945	370	-	-	70,945	26.03.05
Sara Weller								
2 June 2000	41,359	41,359	-	272	-	-	-	29.03.03
7 June 2001	30,035	-	-	427	-	-	30,035	27.03.04
30 May 2002	-	-	70,945	370	-	-	70,945	26.03.05

1 The above figures for 2001 show the maximum awards that will be released if the Company achieves the upper quartile position within the comparator group at the end of the three year performance period. No shares will be released if the Company's position at the end of the three year period is below the median; 50 per cent of the shares will be released at median performance; the full award will be released at upper quartile performance, and between median and upper quartile performance pro rata awards will be made.

2 The above figures for 2002 show the maximum awards that will be released if the Company achieves first position within the comparator group. Shares to the value of 30 per cent of salary will be released at median performance. Awards will be pro rated at every position between the median and first position in the comparator group.

3 Ian Coull retired as a Director on 31 December 2002.

4 Sir Peter Davis does not participate in the plan.

The following table shows the options that were granted during the year as a result of the partial satisfaction of the performance condition attaching to the conditional allocation awarded in 1999.

	Number of options										
	31 March 2002	Granted during the year	Exercised during the year	Mid market price on date of exercise (pence)	Gains on option exercises (£)	Lapsed during the year	29 March 2003	Total exercise price (pence)	Inherent profit (£)	Date from which exercisable	Date of expiry
Performance Share Plan											
John Adshead CBE	-	30,067	-	-	-	-	30,067	100	67,950	29.05.02	28.05.12
Ian Coull	-	31,738	31,738	324.25	102,909	-	-	100	-		
Stuart Mitchell	-	9,977	-	-	-	-	9,977	100	22,547	29.05.02	28.05.12

The inherent profit figures have been calculated by reference to a mid market price of the Company's shares on 29 March 2003 of 226 pence and assume that all unexercised options were exercised on that date.

Options over ordinary shares

At the end of the year, the Directors' share options were as follows:

Executive Share Option Plan with no performance conditions	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Date	
	31 March 2002	Granted during the year	Exercised during the year	Lapsed during the year	29 March 2003			From which exercisable	Of expiry
John Adshead CBE	119,437	-	-	45,482	73,955	359	359	12.03.97	12.03.04
Ian Coull	101,062	-	-	101,062	-	-	-	-	-
Stuart Mitchell	10,290	-	-	10,290	-	-	-	-	-

1 No performance condition applied in accordance with market practice at the date of grant.
2 Ian Coull retired as a Director on 31 December 2002.

Executive Share Option Plan with performance conditions	Note	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Date	
		31 March 2002	Granted during the year	Exercised during the year	Lapsed during the year	29 March 2003			From which exercisable	Of expiry
John Adshead CBE	1	60,631	-	-	-	60,631	475	475	08.09.98	05.09.05
	2	108,959	-	-	-	108,959	478	367-545	20.05.00	10.11.08
	3,5	181,817	-	-	-	181,817	314	272-377.5	02.08.02	02.06.10
	4,5	153,565	-	-	-	153,565	417	407-427	07.06.04	26.07.11
	6	-	236,933	-	-	236,933	287	287	25.07.05	24.07.12
Ian Coull	1	68,210	-	-	68,210	-	-	-	-	-
	2	120,402	-	-	120,402	-	-	-	-	-
	3,5	185,790	-	-	185,790	-	-	-	-	-
	4,5	153,565	-	-	153,565	-	-	-	-	-
	6	-	236,933	-	236,933	-	-	-	-	-
Sir Peter Davis	3,5	3,009,596	-	-	-	3,009,596	260.5	260.5	01.03.03	01.03.10
Roger Matthews	3	231,333	-	-	-	231,333	294	272-319.75	24.11.02	02.06.10
	4	182,358	-	-	-	182,358	417	407-427	07.06.04	26.07.11
	6	-	282,229	-	-	282,229	287	287	25.07.05	24.07.12
Stuart Mitchell	1	21,157	-	-	-	21,157	475	475	08.09.98	05.09.05
	2	49,632	-	-	-	49,632	447	367-545	20.05.00	10.11.08
	3	116,627	-	-	-	116,627	303	272-377.5	02.08.02	02.06.10
	4,5	131,969	-	-	-	131,969	417	407-427	07.06.04	26.07.11
	6	-	243,902	-	-	243,902	287	287	25.07.05	24.07.12
Sara Weller	3	179,547	-	-	-	179,547	293	272-319.5	17.01.03	02.06.10
	4	136,768	-	-	-	136,768	417	407-427	07.06.04	26.07.11
	6	-	243,902	-	-	243,902	287	287	25.07.05	24.07.12

1 Performance condition of 2.5 per cent real annual average growth in EPS over a rolling three year period up to the tenth anniversary of the grant.
2 Performance condition of 2.0 per cent real annual average growth in EPS over a rolling three year period up to the tenth anniversary of the grant.
3 Performance condition of 3.0 per cent real annual average growth in EPS over a rolling three year period up to the tenth anniversary of the grant.
4 Performance condition of 3.0 per cent real annual average growth in EPS over the three years from the date of grant, which if not satisfied is retested over a 4 year period. If the performance condition is not met after the fourth year the option lapses.

Options over ordinary shares (continued)

5 For each of (3) and (4) above, the performance condition is increased to 4.0 per cent real annual average growth in EPS to the extent that the total value of outstanding options was in excess of four times basic salary at the date of grant.
6 Performance conditions are set out on page 13.
7 The performance conditions relating to grants up to and including 2 June 2000 have been met.
8 Ian Coull retired as a Director on 31 December 2002.

	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Date	
	31 March 2002	Granted during the year	Exercised during the year	Lapsed during the year	29 March 2003			From which exercisable	Of expiry
Savings Related Share Option Scheme									
John Adshead CBE	2,080	1,107	-	474	2,713	275	239-301	01.03.03	31.08.06
Ian Coull	4,877	-	-	4,877	-				
Sir Peter Davis	4,384	-	-	-	4,384	301	301	01.03.07	31.08.07
Roger Matthews	2,571	-	-	-	2,571	300	299-301	01.03.04	31.08.05
Stuart Mitchell	4,230	-	-	-	4,230	318	253-416	01.02.04	31.08.07

1 The Savings Related Share Option Scheme is an all employee share option scheme and has no performance conditions as per Inland Revenue Regulations.
2 Ian Coull retired as a Director on 31 December 2002.

The options outstanding under the Company's Executive Share Option Plan and Savings Related Share Option Scheme are exercisable at prices between 239 pence and 545 pence.

In the period from 31 March 2002 to 29 March 2003, the highest mid market price of the Company's shares was 422 pence and the lowest mid market price was 220 pence and at 29 March was 226 pence. As at that date, all exercise prices exceeded 226 pence and accordingly no inherent profit arose under the Executive Share Option Plan or the Savings Related Share Option Scheme.

Directors' interests

Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

	Ordinary shares[2]		Ordinary shares[6]
	30 March 2002	29 March 2003	20 May 2003
Executive Directors			
John Adshead CBE	69,345	72,226	72,323
Sir Peter Davis	101,106	103,397	103,494
Roger Matthews	50,391	51,295	51,295
Stuart Mitchell	12,407	14,393	14,490
Sara Weller	243	3,472	3,569
Non-Executive Directors			
Sir George Bull	20,000	25,000	25,000
Keith Butler-Wheelhouse	3,300	3,300	3,300
June de Moller	1,500	1,500	1,500
Jamie Dundas	1,200	1,200	1,200
Lord Levene	2,500	2,500	2,500
Bridget Macaskill	-	2,500	2,500

1 The above table has not been audited.
2 Ordinary shares are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children, as well as holdings in family trusts of which a Director or his minor children are beneficiaries or potential beneficiaries. They also include the beneficial interests in shares which are held in trust under the J Sainsbury Profit Sharing Scheme and the Sainsbury's Share Purchase Plan.
3 The Executive Directors are potential beneficiaries of the Company's employee benefit trusts, which are used to satisfy awards under the Company's employee share plans, and are therefore treated as interested in the 24.8 million (2002: 25.1 million) shares held by the Trustees.
4 The Company's Register of Directors' Interests contains full details of Directors' interests, shareholdings and options over ordinary shares of the Company.
5 Ian Coull retired as a Director on 31 December 2002 and had a reportable interest on that date over 47,473 (2002: 46,101) ordinary shares.
6 Changes to the Directors' interests in ordinary shares between 30 March 2003 and 20 May 2003 occurred as a result of purchases under the Company's Share Purchase Plan.

Approved by the Board on 20 May 2003

Keith Butler-Wheelhouse
Chairman of the Remuneration Committee

Statement of Directors' responsibilities in respect of the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the period, and of the profit or loss of the Group for that period. In preparing financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the safeguarding of the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' report to the members of J Sainsbury plc

We have audited the financial statements which comprise the Group profit and loss account, the balance sheets, the Group cash flow statement, the Group statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the remuneration report ('the auditable part').

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities on page 20. The Directors are also responsible for preparing the remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the report of the Directors, the unaudited part of the remuneration report, the Chairman's statement, the operating and financial review and the statement of corporate governance.

We review whether the statement of corporate governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 29 March 2003, and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London
20 May 2003

Group profit and loss account
for the 52 weeks to 29 March 2003

	Note	2003 £m	2002 £m
Turnover including VAT and sales tax[A]		**18,495**	18,206
VAT and sales tax		**(1,065)**	(1,044)
Continuing operations		**17,430**	17,154
Discontinued operations		**-**	8
Turnover excluding VAT and sales tax	2,3	**17,430**	17,162
Cost of sales (including exceptional costs)	3	**(16,039)**	(15,905)
Gross profit		**1,391**	1,257
Group administrative expenses (including exceptional costs)	3	**(717)**	(632)
Continuing operations - operating profit before exceptional costs and amortisation of goodwill		**752**	679
Exceptional operating costs	3	**(65)**	(38)
Amortisation of goodwill	13	**(13)**	(14)
Continuing operations - operating profit		**674**	627
Discontinued operations - operating loss		**-**	(2)
Group operating profit	3	**674**	625
Share of profit/(loss) in joint ventures		**3**	(1)
Loss on sale of properties	4	**(11)**	(4)
Disposal of operations - discontinued	5	**61**	-
Profit on ordinary activities before interest		**727**	620
Net interest payable and similar items	6	**(60)**	(49)
Underlying profit on ordinary activities before tax[B]		**695**	627
Exceptional items		**(15)**	(42)
Amortisation of goodwill		**(13)**	(14)
Profit on ordinary activities before tax	7	**667**	571
Tax on profit on ordinary activities	10	**(206)**	(200)
Profit on ordinary activities after tax		**461**	371
Equity minority interest		**(7)**	(7)
Profit for the financial year		**454**	364
Equity dividends	11	**(298)**	(285)
Retained profit for the financial year		**156**	79
Basic earnings per share	12	**23.7p**	19.1p
Underlying earnings per share[B]	12	**24.2p**	21.5p
Diluted earnings per share	12	**23.7p**	18.9p
Underlying diluted earnings per share[B]	12	**24.1p**	21.3p

A Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
B Before exceptional items and amortisation of goodwill.

Notes to the financial statements are on pages 26 to 46.

Group statement of total recognised gains and losses
for the 52 weeks to 29 March 2003

	2003 £m	2002 £m
Profit for the financial year	**454**	364
Currency translation differences on foreign currency net investments	**(4)**	1
Total recognised gains relating to the financial year	**450**	365
Change in accounting policy for deferred tax	**-**	(160)
Total recognised gains since last annual report	**450**	205

The above profit for the financial year, on an historical cost equivalent basis, would be £463 million (2002: £364 million) as a result of the realisation of a property revaluation gain of £9 million (2002: nil) of previous years.

Reconciliation of movements in equity shareholders' funds
for the 52 weeks to 29 March 2003

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Profit for the financial year	**454**	364	**348**	131
Equity dividends	**(298)**	(285)	**(298)**	(285)
	156	79	**50**	(154)
Currency translation differences	**(4)**	1	**(33)**	-
Proceeds from ordinary shares issued for cash (note 27)	**3**	21	**3**	21
Amounts deducted in respect of shares issued to the QUEST	**-**	(4)	**-**	(4)
Net movement in equity shareholders' funds	**155**	97	**20**	(137)
Opening equity shareholders' funds	**4,848**	4,751	**4,282**	4,419
Closing equity shareholders' funds	**5,003**	4,848	**4,302**	4,282

Notes to the financial statements are on pages 26 to 46.

Balance sheets
at 29 March 2003 and 30 March 2002

	Note	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Fixed assets					
Intangible assets	13	**226**	263	**-**	-
Tangible assets	14	**7,540**	6,906	**368**	471
Investments	15	**112**	174	**7,667**	6,285
		7,878	7,343	**8,035**	6,756
Current assets					
Stock	18	**800**	751	**-**	-
Debtors	19	**297**	398	**111**	208
Sainsbury's Bank's current assets	20	**2,397**	2,193	**-**	-
Investments	21	**20**	16	**-**	-
Cash at bank and in hand		**639**	370	**242**	1
		4,153	3,728	**353**	209
Creditors: amounts falling due within one year					
Sainsbury's Bank's current liabilities	20	**(2,237)**	(2,060)	**-**	-
Other	22	**(2,537)**	(2,648)	**(467)**	(747)
		(4,774)	(4,708)	**(467)**	(747)
Net current liabilities		**(621)**	(980)	**(114)**	(538)
Total assets less current liabilities		**7,257**	6,363	**7,921**	6,218
Creditors: amounts falling due after more than one year	22	**(1,885)**	(1,223)	**(3,567)**	(1,907)
Provisions for liabilities and charges	26	**(300)**	(231)	**(52)**	(29)
Total net assets		**5,072**	4,909	**4,302**	4,282
Capital and reserves					
Called up share capital	27	**484**	484	**484**	484
Share premium account	27	**1,424**	1,421	**1,424**	1,421
Revaluation reserve	28	**22**	39	**-**	-
Profit and loss account	29	**3,073**	2,904	**2,394**	2,377
Equity shareholders' funds		**5,003**	4,848	**4,302**	4,282
Equity minority interest		**69**	61	**-**	-
Total capital employed		**5,072**	4,909	**4,302**	4,282

Notes to the financial statements are on pages 26 to 46.

The financial statements on pages 22 to 46 were approved by the Board of Directors on 20 May 2003, and are signed on its behalf by

Sir Peter Davis Group Chief Executive

Roger Matthews Group Finance Director

Group cash flow statement
for the 52 weeks to 29 March 2003

	Note	2003 £m	2002 £m
Net cash inflow from operating activities	30	1,070	1,067
Dividend received from joint venture		8	-
Returns on investments and servicing of finance			
Interest received		67	66
Interest paid		(108)	(114)
Interest element of finance lease payments		(21)	(21)
Net cash outflow from returns on investments and servicing of finance		(62)	(69)
Taxation		(224)	(171)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,169)	(1,070)
Sale of tangible fixed assets		130	218
Purchase of intangible fixed assets		(3)	(3)
Net cash outflow from capital expenditure and financial investment		(1,042)	(855)
Acquisitions and disposals			
Repayments of loans to joint ventures		27	-
Investment in joint ventures and fixed asset investments		(1)	(6)
Proceeds from sale of subsidiary undertakings		-	3
Proceeds from disposal of other fixed asset investments		184	-
Net cash inflow/(outflow) for acquisitions and from disposals		210	(3)
Equity dividends paid to shareholders		(288)	(275)
Net cash outflow before use of liquid resources and financing		(328)	(306)
Financing			
Issue of ordinary share capital		3	17
Decrease in short-term borrowings		(88)	(116)
Increase in long-term borrowings		550	434
Increase in finance leases		151	-
Capital element of finance lease payments		(5)	(4)
Net cash inflow from financing		611	331
Increase in net cash		283	25
Reconciliation of net cash flow to movement in net debt			
Increase in net cash		283	25
Increase in debt and lease financing		(462)	(314)
Movement in finance leases		(156)	(8)
Exchange adjustments		87	-
Movement in net debt in the year	25	(248)	(297)
Net debt at the beginning of the year	25	(1,156)	(859)
Net debt at the end of the year	25	(1,404)	(1,156)

Notes to the financial statements are on pages 26 to 46.

1 Accounting policies

Basis of the financial statements

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties, in accordance with the Companies Act 1985 and applicable accounting standards. No profit and loss account is presented for the Company as permitted by Section 230(3) of the Companies Act 1985. The financial year represents the 52 weeks ended Saturday 29 March 2003 (prior year the 52 weeks ended Saturday 30 March 2002).

The Group has adopted the transitional disclosure requirements of FRS 17.

Consolidation

The Group's financial statements combine the results of the Company and all its subsidiaries, associated undertakings and joint ventures, to the extent of group ownership.

The results of subsidiaries and associated undertakings are included in the Group profit and loss account from the date of acquisition, or in the case of disposals, up to the effective date of disposal.

The Group's interests in its joint ventures are accounted for using the gross equity method. The Group's interests in its associated undertakings are accounted for using the equity method. In a joint arrangement that is not an entity, the Group accounts for its own assets, liabilities and cash flows measured according to the terms of the agreement governing the arrangement.

Goodwill

Goodwill is recognised as an asset on the Group's balance sheet in the year in which it arises and, subject to impairment review, is amortised on a straight line basis over its finite life, a maximum of 20 years, and only under specific circumstances will it be assumed that goodwill has an indefinite economic life.

Goodwill arising on acquisitions prior to 8 March 1998 has been set off against reserves.

Turnover

Turnover consists of sales through retail outlets, sales of completed development properties and, in the case of Sainsbury's Bank plc, interest receivable, fees and commissions.

Cost of sales

Cost of sales consists of all costs to the point of sale including warehouse and transportation costs, all the costs of operating retail outlets and, in the case of Sainsbury's Bank plc, interest payable.

Deferred tax

Provision for deferred tax is made in respect of all timing differences that have originated, but not reversed, by the balance sheet date. The provision for deferred tax is not discounted. Deferred tax assets are only recognised to the extent that it is regarded that they will be recovered. Deferred tax is not provided on unremitted earnings of subsidiaries, where no commitment to remit these earnings had been made.

Intangible fixed assets

Pharmacy licences are included in intangible assets and amortised on a straight line basis over their useful economic life of 15 years. Other licences are amortised over three years.

Tangible fixed assets

Depreciation is provided on a straight line basis over the anticipated useful economic lives of the assets using the following rates:

Freehold buildings and leasehold properties - 50 years, or the lease term if shorter

Fixtures, equipment (including computer software) and vehicles - 3 to 15 years

Freehold land is not depreciated.

Capitalisation of interest

Interest incurred on borrowings for the financing of specific property developments is capitalised gross of tax relief.

Leased assets

Assets funded through finance leases are capitalised and the resulting lease obligations are included in creditors net of finance charges. Interest costs on finance leases are charged direct to the profit and loss account. Rentals under operating leases are charged on a straight line basis up to the date of the next rental review. Operating lease income consists of rentals from properties held for disposal or subtenant agreements.

Pension costs

The costs of providing pensions for employees are charged in the profit and loss account in accordance with the recommendations of independent qualified actuaries. Any funding surpluses or deficits that may arise from time to time are amortised over the average service life of members of the relevant scheme using the projected unit cost method.

Stock

Stocks are valued at the lower of cost and net realisable value. Stocks at warehouses are valued on a first in first out basis. Those at retail outlets are valued at calculated average cost prices.

Foreign currencies

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year-end exchange rates of the net investment in foreign undertakings, less exchange differences on foreign currency borrowings or forward contracts which finance or hedge those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

Trading transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction.

Financial instruments

The derivative financial instruments used by the Group to manage its interest rate and currency risks are interest rate swaps and swap options, cross currency swaps, forward rate contracts and currency options.

Interest payments or receipts arising from derivative instruments are recognised within net interest payable over the period of the contract. Any premia or discounts arising are amortised over the life of the instruments.

Forward currency contracts entered into with respect to trading transactions are accounted for as hedges, with the instrument's impact on profit not recognised until the underlying transaction is recognised in the profit and loss account.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist and taken to the profit and loss account where the underlying exposure ceases to exist.

2 Segmental analysis of turnover, profit and net assets

2003	Turnover[1] £m	Profit on ordinary activities before tax: Before exceptional items £m	Exceptional items £m	Group total £m	Net assets[2] £m
Food retailing and financial services - UK	14,441	594	(55)	539	5,753
Property development - UK	145	19	-	19	195
Food retailing - US	2,844	139	(10)	129	923
Total	17,430	752	(65)	687	6,871
Joint ventures		3	-	3	9
Loss on sale of properties - Food retailing UK			(7)	(7)	
- Food retailing US			(4)	(4)	
Profit on disposal of operations - DIY retailing UK			61	61	
Net interest payable		(60)	-	(60)	
Underlying profit before tax		695	(15)	680	
Amortisation of goodwill - US		(13)	-	(13)	
Group profit before tax		682	(15)	667	
Non-operating assets and liabilities (not allocated)[3]					(404)
Net borrowings (not allocated)[4]					(1,404)
Group net assets					5,072

All of the above amounts relate to continuing operations.

2002	Turnover[1] £m	Profit on ordinary activities before tax: Before exceptional items £m	Exceptional items £m	Group total £m	Net assets[2] £m
Food retailing and financial services - UK	14,006	527	(30)	497	5,274
Property development - UK	112	15	-	15	174
Food retailing - US	3,036	137	(8)	129	960
Continuing operations	17,154	679	(38)	641	6,408
Discontinued operations - Food retailing Egypt	8	(2)	-	(2)	-
Total	17,162	677	(38)	639	6,408
Joint ventures		(1)	-	(1)	44
(Loss)/profit on sale of properties - Food retailing UK			(5)	(5)	
- Food retailing US			1	1	
Net interest payable		(49)	-	(49)	
Underlying profit before tax		627	(42)	585	
Amortisation of goodwill - US		(14)	-	(14)	
Group profit before tax		613	(42)	571	
Non-operating assets and liabilities (not allocated)[3]					(387)
Net borrowings (not allocated)[4]					(1,156)
Group net assets					4,909

1 Excludes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
2 Excludes borrowings and intercompany assets and liabilities.
3 Non-operating assets and liabilities (not allocated) comprise proposed dividends, current and deferred taxation, own shares at cost and unallocated unlisted investments.
4 Net borrowings include cash and current asset investments, excluding those of financial services.

Turnover is disclosed by origin. There is no material difference in turnover by destination. Sales between the Group's business segments are not material.

3 Analysis of operating profit

	2003	2002		
	Continuing operations £m	Continuing operations £m	Discontinued operations £m	Total £m
Turnover	17,430	17,154	8	17,162
Cost of sales	(15,988)	(15,867)	(10)	(15,877)
Exceptional cost of sales	(51)	(28)	-	(28)
Gross profit	1,391	1,259	(2)	1,257
Administrative expenses	(690)	(608)	-	(608)
Exceptional administrative expenses	(14)	(10)	-	(10)
Amortisation of goodwill	(13)	(14)	-	(14)
Group administrative expenses	(717)	(632)	-	(632)
Operating profit	674	627	(2)	625

The exceptional operating costs comprise the following:

	2003 £m	2002 £m
Sainsbury's Supermarkets	51	20
Shaw's Supermarkets	-	8
Exceptional cost of sales	51	28
Sainsbury's Supermarkets	4	10
Shaw's Supermarkets	10	-
Exceptional administrative expenses	14	10
Total exceptional operating costs	65	38

The costs in Sainsbury's Supermarkets relate to the Business Transformation Programme which involves upgrading its IT systems, supply chain and store portfolio. These costs are exceptional operating costs due to the scale, scope and pace of the transformation programme. These costs primarily relate to asset write offs and reorganisation costs. The cost of closure of the Taste joint venture of £5 million in 2002 is also included in Sainsbury's Supermarkets' exceptional administrative expenses for that year.

At Shaw's Supermarkets, the exceptional costs relate to costs associated with the acquisition of stores from the liquidator of Ames during the year. Exceptional cost of sales for Shaw's Supermarkets in 2002 relates to the closure of a depot.

4 Loss on sale of properties

	2003 £m	2002 £m
Loss on disposal of Sainsbury's Supermarkets' properties	(7)	(5)
(Loss)/profit on disposal of Shaw's Supermarkets' properties	(4)	1
	(11)	(4)

5 Disposal of operations - discontinued

	2003 £m	2002 £m
Disposal of investment in Homebase	61	-

The Group sold its remaining investment in Homebase Limited and redeemed the outstanding loan notes in the year for a total consideration of £184 million. The profit on sale of the investment, after making provision for further liabilities arising from sites associated with the sale in 2001, amounted to £61 million.

6 Net interest payable and similar items

	2003 £m	2002 £m
Interest receivable	**45**	79
Interest payable and similar charges:		
Bank loans and overdrafts	**2**	3
Other loans	**97**	120
Finance leases	**28**	21
	127	144
Interest capitalised – tangible fixed assets (note 14)	**(20)**	(12)
– land held for and in the course of development (note 18)	**(2)**	(4)
	105	128
Net interest payable and similar items	**60**	49

Total interest receivable amounted to £171 million (2002: £202 million), including interest receivable attributable to Sainsbury's Bank of £126 million (2002: £123 million) included in sales. Total interest payable amounted to £199 million (2002: £224 million) including interest payable attributable to Sainsbury's Bank of £72 million (2002: £80 million) included in cost of sales. Interest is capitalised at the weighted average cost of related borrowings.

7 Profit on ordinary activities before tax

	2003 £m	2002 £m
Profit on ordinary activities before tax is stated after charging/(crediting):		
Depreciation of tangible fixed assets – owned assets	**348**	350
– assets under finance leases	**45**	8
Amortisation of intangible assets	**18**	18
Employee costs	**1,913**	1,910
Pension costs (note 33)	**73**	71
Operating lease rentals – properties	**275**	252
– fixtures, equipment and vehicles	**6**	7
– receivable	**(29)**	(26)

The Auditors' remuneration for audit services amounted to £0.6 million (2002: £0.5 million) for the Group including £0.1 million (2002: £0.1 million) for the Company. The Auditors also received £1.4 million (2002: £2.2 million) for non-audit services relating to consultancy fees for strategic (£0.6 million), regulatory (£0.1 million) and taxation (£0.7 million) advice.

8 Employees

	2003 £m	2002 £m
Employees' and Executive Directors' remuneration and related costs during the year amounted to:		
Wages and salaries	**1,739**	1,735
Social security costs	**101**	104
Other pension costs	**73**	71
	1,913	1,910

	2003 Number 000's	2002 Number 000's
The average numbers of employees during the year were:		
Full-time	**54.2**	53.4
Part-time	**120.3**	121.3
	174.5	174.7
Full-time equivalent	**108.7**	108.5

8 Employees continued

	2003 Number 000's	2002 Number 000's
The average number of employees (full-time equivalent) during the year were employed in the following countries:		
United Kingdom	88.1	87.4
United States of America	20.6	21.1
	108.7	108.5

9 Advances to Directors and connected persons

As at 29 March 2003, authorisations, arrangements and agreements entered into by Directors and connected persons in the normal course of business with Sainsbury's Bank amounted to £30,000 (2002: £36,000) (number of persons: 5 (2002: 5)).

The details of Directors' emoluments and interests are set out in the Remuneration Report on pages 12 to 19.

10 Tax on profit on ordinary activities

	2003 £m	2002 £m
The tax charge based on the profit for the year is:		
UK Corporation tax at 30 per cent (2002: 30 per cent)	173	151
Over provision in prior periods - UK	(9)	(1)
	164	150
Deferred tax	23	26
Overseas tax - current	43	38
- deferred	(4)	(4)
Taxation on exceptional items - current	(11)	(7)
- deferred	(9)	(3)
Tax on profit on ordinary activities	206	200

The taxation credit on exceptional items comprises £20 million (2002: £10 million) on exceptional operating costs.

A reconciliation of the standard tax rate to the current tax charge is as follows:

	2003 %	2002 %
Tax on profit at UK standard rate of 30 per cent (2002: 30 per cent)	30.0	30.0
Effects of:		
Higher tax rate on US profits	0.8	0.7
Disallowed depreciation on UK properties	2.4	3.6
Amortisation of goodwill	0.6	0.8
Capital allowances in excess of depreciation and other timing items	(1.3)	(3.3)
Disposal of investment in Homebase	(2.8)	-
Prior year items	(1.4)	(0.3)
Other items	0.9	0.2
Current tax charge	29.2	31.7

The rate of tax payable in future periods will be affected by the effects of the higher tax rate on US profits, disallowed depreciation on UK properties and amortisation of goodwill.

11 Dividends

	2003 pence per share	2002 pence per share	2003 £m	2002 £m
Interim	4.22	4.02	81	78
Final proposed	11.36	10.82	217	207
	15.58	14.84	298	285

12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Trusts (note 15) which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

	2003 million	2002 million
Weighted average number of shares in issue	**1,911.9**	1,907.5
Weighted average number of dilutive share options	**7.4**	16.0
Total number of shares for calculating diluted earnings per share	**1,919.3**	1,923.5

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of exceptional items and amortisation of goodwill.

	2003		2002	
	Earnings £m	**Per share amount pence**	Earnings £m	Per share amount pence
Basic earnings	**454**	**23.7**	364	19.1
Exceptional items net of tax:				
Included in operating profit	**45**	**2.4**	28	1.5
Loss on sale of properties	**11**	**0.6**	4	0.2
Disposal of operations	**(61)**	**(3.2)**	-	-
Amortisation of goodwill	**13**	**0.7**	14	0.7
Underlying earnings before exceptional items and amortisation of goodwill	**462**	**24.2**	410	21.5
Diluted earnings	**454**	**23.7**	364	18.9
Underlying diluted earnings before exceptional items and amortisation of goodwill	**462**	**24.1**	410	21.3

13 Intangible fixed assets – Group

	Goodwill £m	**Pharmacy and other licences £m**	**Total £m**
Cost			
At 31 March 2002	272	35	307
Additions	-	3	3
Exchange adjustments	(24)	-	(24)
At 29 March 2003	**248**	**38**	**286**
Amortisation			
At 31 March 2002	37	7	44
Charge for the year	13	5	18
Exchange adjustments	(2)	-	(2)
At 29 March 2003	**48**	**12**	**60**
Net book value			
At 29 March 2003	**200**	**26**	**226**
At 30 March 2002	235	28	263

14 Tangible fixed assets

	Group			Company
	Land and buildings £m	Fixtures, equipment and vehicles £m	Total £m	Land and buildings £m
Cost or valuation				
At 31 March 2002	6,305	3,577	9,882	484
Additions (see below)	851	391	1,242	-
Disposals	(176)	(192)	(368)	(101)
Exchange adjustments	(71)	(37)	(108)	-
At 29 March 2003	**6,909**	**3,739**	**10,648**	**383**
Accumulated depreciation				
At 31 March 2002	948	2,028	2,976	13
Charge for the year	92	301	393	4
Disposals	(65)	(151)	(216)	(2)
Exchange adjustments	(23)	(22)	(45)	-
At 29 March 2003	**952**	**2,156**	**3,108**	**15**
Net book value				
At 29 March 2003	**5,957**	**1,583**	**7,540**	**368**
At 30 March 2002	5,357	1,549	6,906	471
Capital work-in-progress included above				
At 29 March 2003	**607**	**121**	**728**	**-**
At 30 March 2002	306	73	379	-

Interest capitalised included in additions amounted to £20 million (2002: £12 million) for the Group and nil (2002: nil) for the Company. Accumulated interest capitalised included in the cost or valuation total above amounts to £279 million (2002: £263 million) for the Group and nil (2002: nil) for the Company.

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
The net book value of properties comprised:				
Freehold	**4,399**	4,024	**150**	248
Long leasehold	**767**	704	**218**	223
Short leasehold	**791**	629	**-**	-

	2003			2002		
Analysis of finance leases - Group	**Properties £m**	**Fixtures, equipment and vehicles £m**	**Total**	Properties £m	Fixtures, equipment and vehicles £m	Total £m
Cost	**187**	**372**	**559**	196	-	196
Depreciation	**67**	**233**	**300**	65	-	65
Net book value	**120**	**139**	**259**	131	-	131

For details of the increase in fixtures, equipment and vehicles see note 23.

Analysis of properties	Group Cost £m	Group Valuation £m	Company Cost £m	Company Valuation £m
At 29 March 2003				
Freehold				
Cost	4,874		154	
1973 valuation		2		-
1992 valuation		49		-
Long leasehold				
Cost	896		229	
1973 valuation		3		-
1992 valuation		22		-
Short leasehold				
Cost	1,063			
	6,833	76	383	-

The Group has followed the transitional provisions in FRS 15, Tangible Fixed Assets, to retain the book value of land and buildings, certain of which were revalued in 1973 and 1992, without updating the valuations. The 1973 valuation, covering substantially the whole of the Group's properties at that time, was made on the basis of open market values by Healey & Baker and G.L. Hearn and Partners. The 1992 valuation, covering a number of non-retail properties, was made on the basis of open market values by J. Trevor & Sons.

The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £6 billion by a considerable margin.

If the properties included at valuation had been included at cost, the cost and accumulated depreciation figures at 29 March 2003 would have been:

	Group Cost £m	Group *Depreciation* £m	Company Cost £m	Company *Depreciation* £m
Freehold	4,892	520	154	4
Long leasehold	912	153	229	11
Short leasehold	1,063	272	-	-

15 Fixed asset investments

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Shares in group undertakings (note 16)	-	-	7,661	6,227
Joint ventures (note 17)	9	44	6	33
Own shares at cost[1]	86	88	-	-
Other unlisted investments at cost	17	42	-	25
	112	174	7,667	6,285

[1] The Group owned 24,857,152 (2002: 25,140,223) shares at 29 March 2003 with a nominal value of £6.2 million (2002: £6.3 million).

- 520,294 shares (2002: 802,640) are held by an ESOT on behalf of certain Directors and senior employees under the Group's Long Term Performance Share Plan (note 27). All participants remaining in the Company's employment or leaving for certain reasons, are entitled to receive a grant of options after a period of three years to purchase the shares awarded to them for the sum of £1, at any time during the 10 years following the date of grant. The participant's entitlement to receive the grant depends on the Company's total shareholder return ('TSR'), compared with a peer group of companies, over the three year performance period. If the appropriate level of TSR is not achieved, the entitlement to receive the grant of options will lapse. A charge is taken to the profit and loss account when it becomes clear that a grant will be made.
- 24,336,858 shares (2002: 24,337,583) are held by an ESOT for the Colleague Share Option Plan (note 27) and Executive Share Option Plan (note 27). There is no charge to the profit and loss account because the options are granted at market value.

The market value of the shares held by the ESOTs at 29 March 2003 was £56.2 million (2002: £100.4 million).

The ESOTs waive the rights to the dividends receivable in respect of the shareholder under the above schemes.

The 17.8 per cent equity investment in the Homebase business, which cost £1 million, was sold on 20 December 2002 and the 10 per cent loan notes of £25 million due from Homebase were redeemed during the year.

16 Shares in Group undertakings

The Company's principal operating subsidiaries are:

	Share of ordinary allotted capital and voting rights	Country of registration or incorporation
Sainsbury's Supermarkets Ltd (food retailing)	100%	England
J Sainsbury Developments Ltd (property development)	100%	England
J Sainsbury Distribution Ltd (logistical services)	100%	England
JS Insurance Ltd[1] (insurance services)	100%	Isle of Man
Shaw's Supermarkets Inc.[1] (food retailing)	100%	USA
Sainsbury's Card Services Ltd[1] (card handling services)	100%	England
Sainsbury's Bank plc (financial services)	55%	England

1 Not directly owned by J Sainsbury plc.

All principal operating subsidiaries operate in the countries of their registration or incorporation.

Shaw's Supermarkets Inc.'s audited financial statements are drawn up to 1 March 2003. Management accounts have been used to include the Shaw's Supermarkets Inc. results up to 29 March 2003. All other principal operating subsidiaries have been included up to 29 March 2003.

Summary of movements – Company	Shares at cost £m	Long-term capital advances £m	Total net investment £m
At 31 March 2002	4,858	1,369	6,227
Investment in subsidiary	122	-	122
Long-term capital advances	-	1,434	1,434
Exchange adjustments	(122)	-	(122)
At 29 March 2003	**4,858**	**2,803**	**7,661**

17 Investment in joint ventures

The Group's principal joint ventures, owned by J Sainsbury plc, were:

	Year-end	Share of ordinary allotted capital	Country of registration or incorporation
Hedge End Park Limited (property investment – UK)	29 March	50%	England

Hedge End Park Limited

For the year ended 29 March 2003, the Group's share of turnover amounted to £1 million (2002: £1 million) and its share of profit before tax amounted to £2 million (2002: £1 million). At 29 March 2003, the Group's share of gross assets amounted to £10 million (2002: £21 million) and its share of gross liabilities amounted to £2 million (2002: £3 million). The investment in Hedge End Park Limited is held directly by the Company.

HSPUT – Homebase Limited Partnership

The Group sold its 50 per cent share investment in HSPUT in July 2002 for a consideration of £25 million, realising a profit on sale of £1 million. For the year ended 29 March 2003 the Group's share of turnover amounted to £1 million (2002: £1 million) and its share of profit before tax amounted to £1 million (2002: £1 million)

Summary of movements	Shares at cost £m	Group share of post acquisition reserves £m	Long-term capital advances £m	Total £m
Group				
At 31 March 2002	6	11	27	44
Repayments	-	-	(27)	(27)
Share of profit for the financial year	-	3	-	3
Dividends	-	(8)	-	(8)
Other reserve movements	-	(3)	-	(3)
At 29 March 2003	**6**	**3**	**-**	**9**
Company				
At 31 March 2002	6		27	33
Repayments	-		(27)	(27)
At 29 March 2003	**6**		**-**	**6**

18 Stock

	2003 £m	2002 £m
Goods for resale	660	586
Land held for and in the course of development	107	135
Property held for resale	33	30
	800	751

19 Debtors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Trade debtors	116	82	-	-
Other debtors due in less than one year	101	116	105	125
Other debtors due in more than one year	10	104	-	83
Prepayments and accrued income	70	96	6	-
	297	398	111	208

Loan notes received on the sale of Homebase amounting to £83 million, included in other debtors due in more than one year in 2002, were redeemed during the year ended 29 March 2003.

20 Current assets and creditors of Sainsbury's Bank

	2003 £m	2002 £m
Current assets		
Cash	40	57
Treasury bills and other eligible bills	70	56
Loans and advances to banks	298	602
Loans and advances to customers[1]	1,528	959
Debt securities	448	500
Prepayments and accrued income	13	19
	2,397	2,193
Creditors: due within one year		
Loan from minority shareholder (note 34)	11	-
Deposits by banks	12	-
Customer accounts	2,166	2,023
Accruals and deferred income	48	37
	2,237	2,060

1 Loans and advances to customers include £867 million (2002: £547 million) of loans and advances repayable in more than one year.

In addition to the above assets and liabilities, Sainsbury's Bank had fixed assets of £12 million at 29 March 2003 (2002: £7 million) included in tangible fixed assets (note 14) and inter company liabilities of £18 million (2002: £2 million).

21 Current asset investments

	2003 £m	2002 £m
Investments listed on a recognised stock exchange at cost (equivalent to market value)	20	16

22 Creditors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Due within one year				
Bank loans and overdrafts	127	65	28	65
£200m 7.25% Notes - June 2002	-	200	-	200
Short-term notes	49	76	49	76
Obligations under finance leases	37	4	-	-
Total short-term borrowings	213	345	77	341
Trade creditors	1,237	1,139	-	-
Amounts due to Group undertakings			77	98
Corporation tax	98	140	46	49
Social security and other taxes	60	76	-	-
Other creditors	443	535	6	4
Accruals	269	206	44	48
Proposed dividend	217	207	217	207
	2,537	2,648	467	747
Due after more than one year				
Medium-term notes	174	227	174	227
€800m 5.625% Notes - July 2008	487	487	487	487
£300m 6.5% Notes - July 2012	300	300	300	300
£250m 6.125% Notes - April 2017	250	-	250	-
£350m 6.0% Notes - April 2032	350	-	350	-
8% Irredeemable unsecured loan stock	3	3	3	3
Obligations under finance leases	286	180	-	-
Total borrowings due after one year:	1,850	1,197	1,564	1,017
Amounts due to Group undertakings			2,003	890
Other creditors	35	26	-	-
	1,885	1,223	3,567	1,907

23 Summary of borrowings

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Due within one year				
Bank and other loans	176	341	77	341
Obligations under finance leases	37	4	-	-
Due after one and within two years				
Bank and other loans	6	50	6	50
Obligations under finance leases	43	6	-	-
Due after two and within five years				
Bank and other loans	168	177	168	177
Obligations under finance leases	107	20	-	-
Due after five years				
Bank and other loans	1,390	790	1,390	790
Obligations under finance leases	136	154	-	-
	2,063	1,542	1,641	1,358

Obligations under finance leases due after five years at 29 March 2003 are repayable by instalments. Bank and other loans due after five years are not repayable by instalments.

During the year Sainsbury's Supermarkets Ltd entered into a £200 million sale and finance leaseback transaction in respect of various store equipment, for a period of five years at a market rental. Repayment of £49 million was made in the year.

The Company has no finance leases (2002: nil).

The Group holds a portfolio of 11 committed revolving credit facilities totalling £635 million as at 29 March 2003. The facilities all expire within one year, although facilities of £460 million contain term out options under which the Company has the option to draw funds for terms up to 12 months prior to the maturity date. As at 29 March 2003 there was no drawings under these

24 Financial instruments

Within the financial assets and financial liabilities analysed below, fixed rate financial assets of £7 million (2002: £115 million), financial assets on which no interest is paid of £3 million (2002: £14 million), financial liabilities on which no interest is paid of £35 million (2002: £26 million) and floating rate finanical liabilities of £40 million (2002: £19 million) are not included in net debt, as analysed in note 25. Debtors receivable and creditors payable in less than one year, and the current assets and current liabilities of Sainsbury's Bank are excluded from the analysis. The Group's policies and procedures in relation to treasury management, including the management of interest and currency risk, are set out in the operating and financial review on pages 2 to 8.

	2003		2002	
Fair values of financial assets and financial liabilities	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Group operations				
Borrowings due within one year	**(213)**	**(208)**	(345)	(346)
Borrowings due after one year	**(1,850)**	**(1,955)**	(1,197)	(1,207)
Other creditors	**(75)**	**(75)**	(45)	(45)
Deposits maturing in one year	**659**	**659**	386	386
Deposits maturing after one year	**7**	**8**	115	115
Debtors	**3**	**3**	14	14
Derivative financial instruments held to manage the interest and currency profile				
Interest rate and currency swaps	**-**	**141**	-	14
Forward foreign exchange contracts	**-**	**2**	-	(1)

The fair value of financial assets and financial liabilities are calculated by reference to market prices wherever these are available and otherwise by discounting future cash flows at prevailing interest and exchange rates.

The above analysis includes store finance leases held in the Group's US operations with a capitalised value of £172 million (2002: £184 million). It is not considered practicable to estimate the fair value of these financial liabilities as no appropriate external benchmark is available. They are therefore included in the above analysis at book value.

Financial assets

After taking into account various interest rate and currency swaps the interest rate profile of the Group's financial assets was:

	Total £m	Floating rate *financial* assets £m	Fixed rate *financial* assets £m	Financial assets on which no interest is paid £m
Sterling	**1,360**	**1,353**	**7**	**-**
US Dollar	**123**	**120**	**-**	**3**
Other	**9**	**9**	**-**	**-**
At 29 March 2003	**1,492**	**1,482**	**7**	**3**
Sterling	1,140	1,014	115	11
US Dollar	108	105	-	3
At 30 March 2002	1,248	1,119	115	14

Floating rate financial assets comprise bank balances linked to bank base rates and money market fund balances, money market deposits, commercial paper investments and currency swaps bearing interest rates linked to LIBOR. The fixed rate financial assets have a weighted average interest rate of 7.75 per cent (2002: 9.86 per cent) fixed for an average period of 2.2 years (2002: 10.5 years). The financial assets on which no interest is paid have a weighted average period until maturity of 5 years.

24 Financial instruments continued

Financial liabilities

After taking into account various interest rate and currency swaps the interest rate profile of the Group's financial liabilities was:

	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Fixed rate debt: Weighted average interest rate %	Fixed rate debt: Average time for which rate is fixed years
Sterling	**1,889**	**1,636**	**253**	**-**	**6.05**	**11.3**
US Dollar	**1,072**	**738**	**299**	**35**	**8.10**	**7.9**
At 29 March 2003	**2,961**	**2,374**	**552**	**35**	**7.20**	**9.5**
Sterling	1,328	975	353	-	6.91	3.3
US Dollar	992	676	290	26	9.35	10.0
At 30 March 2002	2,320	1,651	643	26	8.01	6.3

Floating rate financial liabilities comprise bank overdrafts linked to bank base rates and money market loans, bank borrowings, currency swaps and interest rate swaps bearing interest rates linked to LIBOR. The financial liabilities on which no interest is paid do not have predetermined dates of payment and therefore a weighted average period of maturity cannot be calculated.

Onerous leases are considered to be a floating rate financial liability as, in establishing the provision, the cash flows have been discounted. The discount rate is re-appraised at each half yearly reporting date to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

The above analysis excludes a cancellable swap in a notional principal amount of £150 million under which the Company pays a fixed rate of 4.09 per cent and receives floating rate LIBOR. The counterparty may exercise an option to cancel the swap on quarterly dates through to August 2030.

Currency exposures

After taking into account forward contracts the Group had net euro denominated monetary assets of £42 million (2002: £40 million), US dollar denominated monetary assets of £29 million (2002: £4 million) and Australian dollar monetary assets of £1 million (2002: £1 million). Excluded from these figures are non-sterling borrowings undertaken by the Company to hedge investments in overseas operations.

Gains and losses on hedges

The Group's unrecognised and deferred gains and losses in respect of hedges, excluding Sainsbury's Bank (see below) were:

	Unrecognised Gain £m	Unrecognised Loss £m	Unrecognised Total gain/(loss) £m	Recognised Gain £m	Recognised Loss £m	Recognised Total gain/(loss) £m
Gains and losses on hedges at 30 March 2002	21	(8)	13	-	(4)	(4)
Arising in previous years included in 2002/03 income	(3)	4	1	-	4	4
Gains and losses not included in 2002/03 income						
Arising in previous years	18	(4)	14	-	-	-
Arising in 2002/03	**173**	**(44)**	**129**	-	**(4)**	**(4)**
Gains and losses on hedges at 29 March 2003	**191**	**(48)**	**143**	-	**(4)**	**(4)**
Of which:						
Losses expected to be included in 2004 income	-	(7)	(7)	-	(4)	(4)
Gains and losses expected to be included in 2005 income or later	191	(41)	150	-	-	-

Financial instruments - Sainsbury's Bank

The financial assets and financial liabilities of Sainsbury's Bank are shown separately as current assets and current liabilities in the Group balance sheet (note 20). The management of the Bank's treasury operations is separate from that of the Group, as described on page 6 in the operating and financial review.

Sainsbury's Bank's exposure to movements in interest rates is shown in the following table which discloses the interest rate re-pricing profile of assets and liabilities as at 29 March 2003. Any asset (or positive) gap position reflects the fact that the Bank's financial assets re-price more quickly, or in greater proportion than liabilities in a given time period and will tend to benefit net interest rate income in a rising interest rate environment. A liability (or negative) gap exists when liabilities re-price more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining rate environment. Items are allocated to time bands by reference to the earlier of the next contractual interest rate re-pricing date and the maturity date.

Interest rate sensitivity table of Sainsbury's Bank at 29 March 2003	Not more than 3 mths £m	Over 3 mths but not over 6 mths £m	Over 6 mths but not over 1 year £m	Over 1 year but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Total £m
Assets:							
Eligible bank bills	70	-	-	-	-	-	70
Loans and advances to banks	298	-	-	-	-	-	298
Loans and advances to customers	713	64	111	616	24	-	1,528
Debt securities	448	-	-	-	-	-	448
Other assets	-	-	-	-	-	65	65
Total assets	1,529	64	111	616	24	65	2,409
Liabilities:							
Customer accounts	2,107	8	28	23	-	-	2,166
Other liabilities	-	-	-	-	-	64	64
Subordinated liabilities	25	-	-	-	-	-	25
Shareholders' funds	-	-	-	-	-	154	154
Total liabilities	2,132	8	28	23	-	218	2,409
On-balance sheet gap	(603)	56	83	593	24	(153)	-
Derivative instruments	619	(79)	(133)	(404)	(3)	-	-
Net interest rate sensitivity gap	16	(23)	(50)	189	21	(153)	-
Cumulative gap	16	(7)	(57)	132	153	-	-

Interest rate sensitivity table of Sainsbury's Bank at 30 March 2002	Not more than 3 mths £m	Over 3 mths but not over 6 mths £m	Over 6 mths but not over 1 year £m	Over 1 year but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Total £m
Assets:							
Eligible bank bills	56	-	-	-	-	-	56
Loans and advances to banks	530	-	72	-	-	-	602
Loans and advances to customers	433	46	64	411	5	-	959
Debt securities	500	-	-	-	-	-	500
Other assets	-	-	-	-	-	83	83
Total assets	1,519	46	136	411	5	83	2,200
Liabilities:							
Customer accounts	1,961	7	32	23	-	-	2,023
Other liabilities	-	-	-	-	-	39	39
Shareholders' funds	-	-	-	-	-	138	138
Total liabilities	1,961	7	32	23	-	177	2,200
On-balance sheet gap	(442)	39	104	388	5	(94)	-
Derivative instruments	322	(53)	(20)	(249)	-	-	-
Net interest rate sensitivity gap	(120)	(14)	84	139	5	(94)	-
Cumulative gap	(120)	(134)	(50)	89	94	-	-

As set out above, the Bank has entered into interest rate swaps on a notional principal amount of £772 million. The underlying risks involved are significantly lower than the contract or notional principal amounts, as shown by the risk weighted amounts calculated using the Financial Services Authority's capital adequacy rules (total of £1 million) and their fair value represented by replacement cost (total of £1 million).

25 Analysis of net debt

	At 31 March 2002 £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	At 29 March 2003 £m
Current asset investments	16	4	-	-	**20**
Cash at bank and in hand	370	279	-	(10)	**639**
Bank overdrafts	(14)	-	-	-	**(14)**
	372	283	-	(10)	**645**
Due within one year:					
Borrowings	(327)	88	-	77	**(162)**
Finance leases	(4)	(33)	-	-	**(37)**
Due after one year:					
Borrowings	(1,017)	(550)	-	3	**(1,564)**
Finance leases	(180)	(113)	(10)	17	**(286)**
	(1,528)	(608)	(10)	97	**(2,049)**
Total net debt	(1,156)	(325)	(10)	87	**(1,404)**

26 Provisions for liabilities and charges

	Group					Company		
	Deferred tax £m	Onerous leases £m	Closure, disposal and business transformation costs £m	Unfunded pension liabilities £m	Total £m	Disposal costs £m	Onerous leases £m	Total £m
At 31 March 2002	172	19	36	4	231	29	-	29
Transfer to corporation tax	6	-	-	-	6	-	-	-
Utilised	-	(14)	(39)	-	(53)	(35)	(6)	(41)
Exchange adjustments	2	(1)	-	-	1	-	-	-
Charge to the profit and loss account	-	36	66	3	105	38	26	64
Deferred tax - UK	18	-	-	-	18	-	-	-
Deferred tax - US	(8)	-	-	-	(8)	-	-	-
At 29 March 2003	**190**	**40**	**63**	**7**	**300**	**32**	**20**	**52**

The provisions for onerous leases cover residual lease commitments of up to 80 years, after allowance for existing or anticipated sublet rental income. The provisions for closure and disposal costs (£34 million) relate to indemnities arising from the disposal of subsidiaries. The provisions for business transformation costs (£29 million) relate to retail and supply chain commitments (note 3). The provisions for closure, disposals and business transformation costs are expected to crystallise in the year ended 28 March 2004.

The provision for deferred tax comprises:

	2003 £m	2002 £m
Timing differences between depreciation and capital allowances	**194**	180
Other timing differences	**(4)**	(8)
	190	172

27 Called up share capital and share premium account

	Allotted fully paid shares million	Aggregate nominal value £m	Share premium £m	Consideration £m
Shares authorised				
Ordinary shares of 25 pence each - 2,200 million shares (2002: 2,200 million)		550		
Shares allotted				
At 31 March 2002	1,936.3	484	1,421	
SAYE Share Option Scheme	0.6	-	1	1
Executive Share Option Plan	0.6	-	2	2
At 29 March 2003	**1,937.5**	**484**	**1,424**	**3**

Further details of these schemes at 29 March 2003 are set out below:

(a) Savings Related Share Option Scheme

The Company operates a Savings Related Share Option Scheme for all UK employees with more than one year's service. This is an approved Inland Revenue Scheme and was established in 1980. At 29 March 2003, UK employees held 41,400 five year savings contracts in respect of options over 23.4 million shares and 33,700 three year savings contracts in respect of options over 12.8 million shares.

Details of these options at 29 March 2003 are set out below:

Date of grant	Date of expiry	Price pence	Options outstanding 2003 million	Options outstanding 2002 million
11 December 1996 (5 year period)	31 July 2002	292	-	0.5
10 December 1997 (5 year period)	31 July 2003	398	**3.3**	3.5
10 December 1998 (3 year period)	31 July 2002	416	-	1.7
10 December 1998 (5 year period)	31 July 2004	416	**3.0**	3.5
7 January 2000 (3 year period)	31 August 2003	253	**2.0**	2.6
7 January 2000 (5 year period)	31 August 2005	253	**3.4**	3.9
28 November 2000 (3 year period)	31 August 2004	299	**3.0**	3.7
28 November 2000 (5 year period)	31 August 2006	299	**4.0**	4.7
20 December 2001 (3 year period)	31 August 2005	302	**3.5**	4.4
20 December 2001 (5 year period)	31 August 2007	302	**4.3**	5.0
3 January 2003 (3 year period)	31 August 2006	239	**4.4**	-
3 January 2003 (5 year period)	31 August 2008	239	**5.3**	-
			36.2	33.5

The J Sainsbury plc Qualifying Employee Share Ownership Trust (the QUEST) was established under a deed of trust dated 11 December 1998. The purpose of the QUEST is to acquire shares for UK employees, including Directors, in satisfaction of their options under the Savings Related Share Option Scheme.

Of the 591,396 ordinary shares allotted in relation to the Savings Related Share Option Scheme, 146,444 ordinary shares were subscribed for by the QUEST at a market value of £0.6 million. These shares were allocated to employees, including Directors, in satisfaction of options exercised under the Scheme. The Company provided £0.2 million to the QUEST for this purpose. The cost of this contribution has been transferred by the Company directly to the profit and loss account.

27 Called up share capital and share premium account continued

(b) Executive Share Option Plan

Date of grant	Date of expiry	Price pence	Options outstanding 2003 million	Options outstanding 2002 million
28 August 1992	27 August 2002	447	-	3.3
12 March 1994	11 March 2004	359	1.9	2.4
8 September 1995	7 September 2005	475	3.4	5.0
1 December 1995	30 November 2005	386	-	0.1
20 May 1997	19 May 2007	367	4.3	6.1
11 November 1997	10 November 2007	489	0.3	0.4
10 November 1998	9 November 2008	545	5.5	7.5
2 August 1999	1 August 2009	378	8.2	10.1
24 November 1999	23 November 2009	320	0.1	0.1
17 January 2000	16 January 2010	320	0.1	0.2
1 March 2000	28 February 2010	261	3.0	3.0
2 June 2000	1 June 2010	272	14.9	16.6
27 July 2000	26 July 2010	315	0.1	0.1
2 June 2001	1 June 2011	427	7.5	8.9
26 July 2001	25 July 2011	407	8.2	9.7
25 July 2002	24 July 2012	287	24.0	-
			81.5	73.5

These options were held by 2,215 executives (2002: 2,644).

(c) Colleague Share Option Plan

The Colleague Share Option Plan operates under the rules of the Inland Revenue Approved Discretionary Share Option Scheme. A total of 83,000 (2002: 92,900) UK employees participated in the Plan and hold options over 27.8 million shares (2002: 31.3 million). There have been a total of 2 options exercised in respect of 725 ordinary shares during the year by executors of deceased participants. Options will normally be exercisable between three and ten years from the date of the grant of option. It is intended that there will be no further options granted under this plan.

(d) Performance Share Plan

Date of grant	Date of expiry	Price pence	Options outstanding 2003	Options outstanding 2002
29 May 2002	28 May 2012	100	86,223*	-

*These options were held by a total number of six executives.

There have been a total of 33 options exercised in respect of 283,346 ordinary shares during the year by executive participants.

28 Revaluation reserve

	Group £m	Company £m
At 31 March 2002	39	-
Transfer to profit and loss account	(17)	-
At 29 March 2003	**22**	**-**

The transfer to profit and loss account represents amounts previously charged to the profit and loss account and disposals of revalued assets.

29 Profit and loss account

	Group £m	Company £m
At 31 March 2002	2,904	2,377
Profit retained for the period	156	50
Currency translation differences	(4)	(33)
Transfer from revaluation reserve	17	-
At 29 March 2003	**3,073**	**2,394**

The cumulative goodwill deducted from the reserves of the Group at 29 March 2003 amounted to £140 million (2002: £140 million). This goodwill will be charged to the profit and loss account on disposal of the businesses to which it relates.

30 Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Group operating profit	674	625
Depreciation	393	358
Amortisation of intangible assets	18	18
Loss on sale of equipment, fixtures and vehicles	9	3
(Increase)/decrease in stocks	(62)	23
Increase in debtors	(20)	(2)
Increase in creditors and provisions	85	57
Increase in Sainsbury's Bank current assets	(204)	(279)
Increase in Sainsbury's Bank current liabilities	177	264
Net cash inflow from operating activities	1,070	1,067

31 Contingent liabilities and financial commitments

Group commitments to make operating lease payments during the next financial year are as follows:

	Land and buildings		Other leases	
	2003 £m	2002 £m	2003 £m	2002 £m
Leases which expire within one year	4	1	-	-
Leases which expire between one and five years	5	5	5	7
Leases which expire after five years	271	270	-	-

Operating lease commitments include payments in respect of 16 supermarket properties which were sold in March 2000 for £325 million and leased back by Sainsbury's Supermarkets for a period of 23 years at a market rental, which increases by 1 per cent per annum over the lease period. Under the arrangement, the Company has provided a residual value guarantee that the properties will realise at least £170 million at the end of the lease period. In view of the relatively low amount of this guarantee when compared to the present market value of the freehold interests, the likelihood of this guarantee being invoked is regarded by the Directors as remote, therefore, no contingency is recognised in the accounts.

Operating lease commitments include payments in respect of 10 supermarket properties which were sold in July 2000 for £226 million and leased back by Sainsbury's Supermarkets for a period of 23 years at a market rental, which increases by 1 per cent per annum over the lease period. A residual value guarantee of £39 million has been given by the Company in respect of this transaction. In view of the relatively low amount of this guarantee when compared to the present market value of the relevant freehold interests, the Directors believe that the likelihood of this guarantee being invoked is remote, therefore, no contingency is recognised in the accounts.

Sainsbury's Supermarkets has an executory contract with Swan Infrastructure plc ('Swan', a wholly owned subsidiary of Barclays UK Infrastructure Fund) for the provision of IT services, which expires on 12 November 2007. Swan subcontracts to Accenture. In the very unlikely event of a credit rating downgrade of the Company below investment grade, Sainsbury's Supermarkets would be liable to lodge, with Swan, an advance against future service charges equivalent to Swan's prevailing net borrowings, which are capped at a maximum of £540 million. The likelihood of this event materialising is regarded by the Directors as remote, therefore no contingency is recognised in the accounts.

There are a number of contingent liabilities relating to disposals and other contractual liabilities under which it is not considered any liability will arise.

32 Future capital expenditure

	2003 £m	2002 £m
Contracted but not provided for	545	380

33 Pension costs

The pension costs for the UK mainly relate to two funded defined benefit pension schemes, the J Sainsbury Pension and Death Benefit Scheme (JSPDBS) and the J Sainsbury Executive Pension Scheme (JSEPS). These schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The Group Personal Pension Plan was closed on 31 January 2002. Two new Stakeholder Pension Schemes were launched in April 2002.

The pension cost for the year ended 29 March 2003 is based on the results of a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, as at 1 April 2000, on the projected unit basis. The assumptions underlying this valuation were subsequently updated in April 2001 to take account of the change in economic circumstances. The principal actuarial assumptions used in the revised actuarial valuations are:

	%
Long-term rate of return on investments - before retirement	**6.75**
- after retirement	**5.00**
Average annual increase in total pensionable salary (excluding promotional increments)	**3.75**
Average annual increase in present and future payments	**2.25**
Average rate of inflation	**2.25**

As at 1 April 2001, the market value of the assets of the UK schemes were £2,687 million (2000: £2,943 million). The market value was sufficient to cover 106 per cent (2000: 113 per cent) of the total liabilities of the schemes, a surplus of £145 million (2000: £346 million).

Total pension contribution costs for the Group were £73 million for the year ended 29 March 2003 (2002: £71 million) of which the pension contribution costs of the UK defined benefit schemes and UK defined contribution schemes amounted to £55 million and £9 million respectively (2002: £59 million and £4 million respectively). There is a variation from the regular cost because of scheme surpluses. These surpluses are being amortised over a period using a method which reduces the amount of variation from the regular cost until 2010 for the JSPDBS and 2006 for the JSEPS. Total costs for 2003 are after taking account of an amortisation of scheme surpluses of £17 million (2002: £19 million). The Group's UK pension cost is not expected to change until the results of the recent triennial valuation are known.

The Group also operates defined benefit pension schemes in the US. The pension costs relating to the US benefit schemes have been determined with the advice of independent actuaries. The charge to the profit and loss account of £9 million (2002: £8 million) has been calculated in accordance with US accounting principles but would not have been materially different had UK accounting principles been applied.

FRS 17 disclosures

Actuarial valuations at 29 March 2003 were carried out by Watson Wyatt for the UK schemes and Fidelity Employer Services Company LLC doing business as Fidelity Investments Actuarial and Consulting Services for the US schemes using the following assumptions:

	UK schemes		US schemes	
	2003 %	2002 %	**2003 %**	2002 %
Average annual increase in total pensionable salary	**2.25**	3.75-4.00	**4.25**	4.25
Average annual increase in pensions	**2.25**	2.50	**3.25**	3.25
Discount rate	**5.50**	6.00	**6.28**	7.28
Average rate of inflation	**2.25**	2.50	**3.25**	3.25

The assets in the schemes and their expected returns at 29 March 2003 were:

	UK schemes		US schemes	
	Expected long-term rate of return %	Value £m	Expected long-term rate of return %	Value £m
Equities - UK	**8.25**	**758**	**-**	**-**
- overseas	**8.25**	**579**	**9.20**	**82**
Bonds	**5.36**	**864**	**7.25**	**46**
Other	**3.50**	**51**	**-**	**-**
	7.03	**2,252**	**8.50**	**128**

The assets in the schemes and their expected returns at 30 March 2002 were:

	UK schemes		US schemes	
	Expected long-term rate of return %	Value £m	Expected long-term rate of return %	Value £m
Equities - UK	8.25	1,232	-	-
- overseas	8.25	812	9.20	101
Bonds	5.00	581	7.25	56
Other	5.00	32	-	-
	7.50	2,657	8.50	157

The net pension schemes liabilities were:

	UK schemes		US schemes	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Total market value of assets	**2,252**	2,657	**128**	157
Present value of schemes' liabilities	**(3,072)**	(3,023)	**(184)**	(159)
Deficit in schemes	**(820)**	(366)	**(56)**	(2)
Related deferred tax asset	**246**	110	**23**	1
Net pension schemes' liabilities	**(574)**	(256)	**(33)**	(1)

If the above net pension assets/(liabilities) had been recognised in the financial statements, the Equity shareholders' funds and profit and loss reserve at 29 March 2003 would be as follows:

	2003 £m	2002 £m
Equity shareholders' funds excluding pension liability	**5,003**	4,848
Net pension schemes' liabilities	**(607)**	(257)
Equity shareholders' funds including pension asset liability	**4,396**	4,591
Profit and loss reserve excluding pension liability	**3,073**	2,904
Net pension schemes' liabilities	**(607)**	(257)
Profit and loss reserve	**2,466**	2,647

The following amounts would have been recognised in the performance statements had FRS 17 been adopted:

	2003 £m
Operating charge	
Current service cost	**(99)**
Gain due to settlements	**1**
Gain due to curtailments	**13**
Total operating charge	**(85)**
Other finance income/(charge)	
Expected return on pension schemes' assets	**211**
Interest on pension schemes' liabilities	**(189)**
Net return included in other financial income	**22**
Net profit and loss impact	**(63)**
Statement of recognised gains and losses	
Actual return less expected return on pension schemes' assets	**(620)**
Experience gains and losses arising on schemes' liabilities	**35**
Changes in assumptions underlying the present value of the schemes' liabilities	**94**
Actuarial loss included in the Group statement of total recognised gains and losses	**(491)**

Because of the high number of expected leavers, the current service costs is not expected to rise significantly despite the fact the scheme is now closed.

33 Pension costs continued

FRS 17 disclosures continued

The movement in the deficit during the year arose as follows:

	UK £m	US £m
Deficit in the schemes at the beginning of year	(366)	(2)
Current service cost	(88)	(11)
Contributions	42	4
Gain due to settlements	1	-
Gain due to curtailments	13	-
Other finance income	20	2
Actuarial loss	(442)	(49)
Deficit in schemes at the end of the year	(820)	(56)
Related deferred tax asset	246	23
Net pension deficit	**(574)**	**(33)**

The experience gains and losses were as follows:

	2003 £m
Difference between the expected and actual return on schemes assets:	
Amount (£ million)	(620)
Percentage of schemes' assets	26.0%
Experience gains and losses on schemes' liabilities:	
Amount (£ million)	35
Percentage of the present value of the schemes' liabilities	1.1%
Total amount included in Group statement of total recognised gains and losses:	
Amount (£ million)	(491)
Percentage of the present value of the schemes' liabilities	15.1%

34 Related party transactions

The following transactions fall to be disclosed under the terms of FRS 8.

Sainsbury's Bank is a subsidiary of the Company and has as joint shareholders the Company and HBoS, which hold 55 per cent and 45 per cent respectively of the issued share capital. In the year ended 29 March 2003, HBoS provided both management and banking services to Sainsbury's Bank. In the same period the Group provided management services and reward points (relating to customer loyalty cards) to Sainsbury's Bank.

The amounts in respect of management, banking services and reward points payable during the year were:

	2003 £m	2002 £m
Payable to HBoS	**18**	27
Payable to the Group	**18**	10

In addition Sainsbury's Bank made loans and advances to, and entered into interest rate swaps with Bank of Scotland Treasury Services plc and operated a current account at Bank of Scotland during the year, all under normal commercial terms. Included in loans and advances to banks at 29 March 2003 of £298 million (2002: £602 million) are loans and advances to HBoS Group of £298 million (2002: £437 million).

On 12 December 2002 Sainsbury's Bank received £14 million from J Sainsbury plc and £11 million from Bank of Scotland in respect of an interest bearing loan, which, in the event of a winding up of the company is subordinated to ordinary unsecured liabilities. This loan remained outstanding at the year-end. Interest of £196,000 and £160,000 was paid to J Sainsbury plc and Bank of Scotland respectively.

Included in deposits by banks at 29 March 2003 is £12 million advanced by Bank of Scotland, under normal commercial terms.

Five year financial record

	1999[1]	2000	2001[2]	2002	2003
Financial results (£m)					
Group turnover[3]	16,378	17,414	18,441	18,206	**18,495**
Turnover - continuing operations	15,080	15,962	16,940	18,198	**18,495**
Operating profit					
Sainsbury's Supermarkets	671	509	462	505	**572**
Sainsbury's Bank	(5)	3	13	22	**22**
Shaw's Supermarkets	52	79	115	137	**139**
Other operating activities	12	16	25	15	**19**
Discontinued operations	64	44	13	(2)	**-**
	794	651	628	677	**752**
Interest payable	(50)	(72)	(76)	(49)	**(60)**
Joint ventures	12	1	(3)	(1)	**3**
Group underlying profit before tax[4]	756	580	549	627	**695**
(Decrease)/increase on previous year	3.9%	(23.2)%	(5.3)%	14.2%	**10.8%**
Earnings per share					
Basic	29.2p	18.3p	14.5p	19.1p	**23.7p**
(Decrease)/increase on previous year	16.3%	(37.3)%	(20.8)%	31.7%	**24.1%**
Underlying[4]	26.8p	20.5p	18.8p	21.5p	**24.2p**
(Decrease)/increase on previous year	0.8%	(23.5)%	(8.3)%	14.4%	**12.6%**
Dividend per share	14.32p[5]	14.32p	14.32p	14.84p	**15.58p**
Retail statistics for UK and US food retailing					
Number of outlets at financial year-end					
Sainsbury's Supermarkets - over 40,000 sq ft sales area	42	61	86	121	**152**
- 25,000 - 40,000 sq ft sales area	233	225	209	184	**162**
- 15,000 - 25,000 sq ft sales area	98	99	93	84	**79**
- under 15,000 sq ft sales area	45	47	65	74	**105**
Sainsbury's Supermarkets	418	432	453	463	**498**
Shaw's Supermarkets	127	168	185	185	**185**
Total number of stores - continuing operations	545	600	638	648	**683**
Sales area (000 sq ft)					
Sainsbury's Supermarkets	12,571	13,055	13,746	14,349	**15,199**
Shaw's Supermarkets	4,410	5,617	6,124	6,261	**6,330**
Group total - continuing operations	16,981	18,672	19,870	20,610	**21,529**
Net increase on previous year:					
Sainsbury's Supermarkets	4.9%	3.9%	5.3%	4.4%	**5.9%**
Shaw's Supermarkets	7.1%	27.4%	9.0%	2.2%	**1.1%**
New Sainsbury's Supermarkets store openings	20	20	27	25	**39**
Sainsbury's Supermarkets' sales intensity (including VAT)[6]					
Per square foot (£ per week)	18.04	16.98	16.79	17.54	**17.56**
Share of national trade in predominantly food stores and pharmaceutical, medical, cosmetic and toilet goods outlets[7]	12.2%	11.9%	11.9%	11.9%	**11.8%**

1 Turnover, profit and diluted earnings per share are for the 52 week period to 3 April 1999.
2 Earnings per share in 2001 has been restated under FRS 19. Published basic earnings per share was 13.8 pence and published underlying earnings per share was 19.2 pence.
3 Includes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
4 Underlying profit before tax and diluted earnings per share are stated before exceptional costs of £60 million in 2000, £96 million in 2001, £42 million in 2002 and £15 million in 2003 and exceptional profits of £76 million in 1999 and before amortisation of goodwill of £11 million in 2000, £16 million in 2001, £14 million in 2002 and £13 million in 2003.
5 Excludes a one penny per share payment to cover the extra four weeks in 1999.
6 Including Savacentre, excluding petrol.
7 Based on Office for National Statistics data and Sainsbury's Supermarkets sales, excluding petrol.

Visit our websites

Information about the Group:
www.j-sainsbury.co.uk

Information about Sainsbury's Supermarkets:
www.sainsburys.co.uk

Information about Sainsbury's Bank:
www.sainsburysbank.co.uk

Information about Shaw's Supermarkets:
www.shaws.com

To shop on-line:
www.sainsburystoyou.co.uk

Electronic communication for shareholders

The Company has set up a facility for shareholders to take advantage of electronic communications.

If you would like to:

- check the balance and current value of your shareholding and view your dividend history
- register your e-mail address so that future shareholder information can be sent to you electronically
- submit your vote on-line prior to a general meeting

log on to www.j-sainsbury.co.uk/shareholders and complete the following steps:

1 click on 'visit our Registrars'
2 enter the required information and click on 'submit'. You will need your 11 character shareholder reference number located on your latest tax voucher
3 click on 'Communication Details' and register on-line.

www.j-sainsbury.co.uk/shareholders

Designed and produced by CGI BrandSense. Photography by Matt Harris. Printed by royle corporate print. The paper used in this Report combines materials utilising recycled board with Nordic Swan label and paper which is elemental chlorine free. The paper mills have achieved accreditation to the environmental standard ISO 14001.

J Sainsbury plc
33 Holborn, London EC1N 2HT
www.j-sainsbury.co.uk

J Sainsbury plc

Annual Review and
Summary Financial Statement 2003

hello



03 SEP 17 [illegible] 7:21

Contents

This Annual Review and Summary Financial Statement 2003 does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group. For further information the separate publication, entitled J Sainsbury plc Annual Report and Financial Statements 2003 containing the operating and financial review, the report of the Directors, the statement of corporate governance, the remuneration report, the financial statements and the Auditors' report on those financial statements, which is unqualified, should be consulted. Copies may be obtained through our website www. j-sainsbury.co.uk or by calling Freephone 0800 0154330.

Shareholders wishing to receive a free copy of the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to the Company Secretary's Office, J Sainsbury plc, 33 Holborn, London EC1N 2HT.

Our business

J Sainsbury plc is a leading UK and US food retailer with interests in financial services and property. The Group comprises **Sainsbury's Supermarkets** and **Sainsbury's Bank** in the UK and **Shaw's Supermarkets** in the US. The Group employed **172,900 people** at the end of the year.

Our objectives

The Group's objective is to **meet its customers' needs** effectively and thereby provide shareholders with **good, sustainable financial returns**. It aims to ensure all colleagues have opportunities to develop their abilities and are well rewarded for their contribution to the success of the business. Its policy is to work with all of its suppliers fairly, recognising the mutual benefit of satisfying customers' needs. It also aims to **fulfil its responsibilities** to the communities and environments in which it operates.

Financial highlights

10.8%
Underlying profit before tax up

12.6%
Underlying earnings per share up

5.0%
Dividend per share up

	2003	2002	% change
Sales – continuing operations[1]	£18,495m	£18,198m	1.6
Underlying profit before tax[2]	£695m	£627m	10.8
Profit before tax	£667m	£571m	16.8
Underlying earnings per share[2]	24.2p	21.5p	12.6
Basic earnings per share	23.7p	19.1p	24.1
Dividend per share	15.58p	14.84p	5.0

1 Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
2 Before exceptional items and amortisation of goodwill.
3 Including petrol, Easter adjusted.



99
00
01
02
03

Sainsbury's Supermarkets like-for-like sales growth[3]
%



572
99
00
01
02
03

Sainsbury's Supermarkets underlying operating profit[2]
£ million



71
215
99
00
01
02
03

Shaw's Supermarkets underlying operating profit[2]
$ million



635
99
00
01
02
03

Group underlying profit before tax[2]
£ million

Chairman's statement



We have made great progress against our key corporate objectives of radically updating and upgrading our business

Sir George Bull
Chairman

I am very pleased to announce, for the second consecutive year, double-digit profit growth: it is also our fifth consecutive half year of profit improvement since we embarked upon our ambitious Business Transformation Programme at the end of 2000. Over the same period we have made great progress against our key corporate objectives of radically updating and upgrading our business including strengthening our management team significantly.

As a result the Board proposes a final dividend of 11.36 pence per share which is an increase of 5 per cent over last year. The total proposed dividend for the year is 15.58 pence which represents an increase of 5 per cent on last year and dividend cover of 1.52 times. This increase reflects the Directors' aim to continue to deliver double-digit profit growth during the coming year and, if achieved, to increase the dividend by 5 per cent, thereby recognising the need to restore dividend cover. With the improvements made to date we now have the capacity to grow the business further as the benefits from our change programme begin to accrue.

I was also pleased to announce in March that Sir Peter Davis has agreed to extend his time with the Group and will assume the role of Chairman in March 2004 when I retire. We have also started a formal process to recruit a new Chief Executive, either internally or externally, by this date and have initiated a search for an independent Non-Executive Deputy Chairman to be appointed during next year, with the intention that this individual will become Non-Executive Chairman in due course.

At the end of December 2002, Ian Coull, Chief Executive of our property division and a Board Director, left to become Chief Executive of Slough Estates. He made a major contribution to Sainsbury's during the 15 years he was here and we thank him and wish him well.


market

Group Chief Executive's review

We have continued to deliver on our promises during the past year despite increasingly tougher market conditions. We are reporting a second consecutive year of double-digit growth in underlying Group profit before tax* at 10.8 per cent and an increase in underlying operating profit* growth for Sainsbury's Supermarkets of 13.3 per cent. In the US, Shaw's has had an excellent year despite difficult economic conditions, achieving a 9.7 per cent increase in underlying profit.*

Sir Peter Davis
Group Chief Executive

In the UK we have made significant achievements in modernising our business through our transformation programme and continued to deliver an improved sales performance despite more normal market growth following the previous year's buoyant conditions.

We delivered £210 million of cost savings, £10 million above target giving a cumulative total of £460 million. We are confident we can deliver £250 million of savings in 2003/04 exceeding our March 2004 target of £700 million and also expect further savings of at least £250 million in 2004/05 to extend the cumulative total to £960 million. UK capital expenditure peaked at £1,035 million due to the high level of Business Transformation activity and will reduce to around £800 million for 2003/04. Shaw's capital expenditure in 2003/04 will increase due to a significant increase in sales area and we estimate Group capital expenditure to be £1.1 billion.

The Group has increased its return on capital employed from 11.1 per cent to 11.5 per cent in a year of significant capital investment. Overall we remain confident we are making real progress across the Group to achieve our targets.

*Before exceptional items and amortisation of goodwill.

Sainsbury's Supermarkets – Quality, Choice and Service at Competitive Price

Differentiation in terms of quality, choice and service at competitive price is the focus of our brand. We know our customers want choice including superior ranges and 70 per cent regularly buy our biggest sub-brand, Taste the Difference, made with extra time, care and attention.

During the past year we have continued to win important industry awards underlining our product quality such as Fresh Produce Retailer of the Year, Wine Retailer of the Year and the Honest Food Award. We were elected the Soil Association's 'Organic Supermarket of the Year' and source more organic products from the UK than the industry average. We continue to support British producers and overall we source over 90 per cent of fresh foods that can be sourced in the UK from the UK.

We match competitors on the price of basic everyday lines and score well in the industry's most respected basket survey – the Grocer 33. The survey also tracks availability and service and again we achieve consistently high scores as we offer customers a much wider choice of food and grocery products in our stores.

In April 2003 we launched a major service initiative, Scan and Pack, creating 10,000 new jobs to significantly improve our checkout service. Early results are encouraging with significant reductions in queue lengths already achieved.

Non-food

Developing our non-food offer to meet our customer needs is another priority and we have strengthened our specialist team this year. Customers want us to focus on food but also develop non-food ranges the Sainsbury's way – offering quality and choice at good value prices. Our store portfolio has changed considerably over recent years as we have introduced convenience stores and increased the number of larger stores. We now have 152 stores over 40,000 sq ft. Extensions, format development and new stores all provide additional space for exciting new non-food ranges starting this autumn.

We are committed to growing our own health and beauty offer. During the year we introduced Active Naturals, our first major own label health, beauty and household range with products containing at least two natural ingredients. We also successfully tested an enhanced Sainsbury's offer by increasing our range to 6,000 products and are now adding new own label and international brands. To minimise customer disruption roll-out is being combined with that of the new non-food ranges.



let's talk food

Sainsbury's Supermarkets analysis

	2003	2002
Sales[1]	**£15,301m**	£14,860m
Underlying operating profit[2]	**£572m**	£505m
Number of stores	**498**	463
Sales area (000 sq ft)	**15,199**	14,349
Full-time employees	**44,700**	44,000
Part-time employees	**100,700**	101,400

1 Includes VAT.
2 Profit before exceptional operating costs.





improving our offer

Nectar

In September 2002 we launched our new customer loyalty programme with Barclaycard, BP and Debenhams. Just two months after launch Nectar became the UK's largest loyalty programme with over 11 million active users. Customers prefer Nectar to our previous Reward Card, participation is higher and cross-party redemptions – a key sales driver – have increased. Collector numbers have continued to grow with the addition of Threshers. The offer will be strengthened further as the extended sponsor group of Vodafone, Ford Motor Company and Adams Childrenswear come on board providing more opportunities to earn points. Additional sales build up will come through over time. Nectar also provides a wealth of data to help shape our offer and target potential new customers. It has helped us increase our direct marketing to an additional one million people.

Reinvigorating our stores

During the year we opened 15 new supermarkets and 24 Locals. We are also well advanced with our store reinvigoration programme. This year we delivered 40 refurbishments and 29 extensions bringing the cumulative total to over 230 stores. Cumulative ultimate sales uplifts of 7 per cent and 23 per cent respectively have been achieved resulting in post tax real returns above our cost of capital. In total we added 850,000 sq ft of selling space. The reinvigoration activity is planned to reduce in 2003/04 to 10 refurbishments and 23 extensions. We have gained many insights from our work on stores and continue to adapt the programme going forward, implementing learnings and benefits across our estate and testing new concepts and ranges in line with market conditions.

Our Local format is well established with 57 stores and the convenience sector provides a real opportunity to create value. We have also used selected stores as test beds for new concepts and ranges. Our store at Hazelgrove (Manchester), which trialled technology led service initiatives, won Retail Week's 'Retail Launch of the Year' award and we are now rolling out some key elements across our network.


BARCLAYCARD
DEBENHAMS
www.nectar.com

In April 2003 we opened Sainsbury's Market at Bluebird on London's King's Road where we trial new ranges and showcase our passion for food whether fresh, regional or seasonal.

Modernising information technology systems

IT is a major enabler as we upgrade and modernise our company and we have made considerable progress updating our infrastructure in association with Accenture. We installed new electronic point-of-sale equipment and in-store computer systems in 318 stores and 132 petrol filling stations in 2002/03 and have continued this programme in the new financial year. Averaging 18 conversions a week we now have 395 stores and 142 petrol stations using the new technology and believe this is the fastest such roll-out by a UK retailer. Around 100,000 colleagues will also have been retrained when the programme is completed this summer. We are now replacing core systems in our buying, ranging and merchandising departments.

Driving cost efficiencies

We are on track to deliver in excess of our increased total of £700 million cost savings by March 2004. We achieved savings of £210 million this year giving a cumulative total of £460 million and are confident we will deliver £250 million of savings in 2003/04. Further cost savings of at least £250 million are now expected in 2004/05 extending our cumulative total to £960 million. Savings are being achieved across the business helping us to become a more efficient and competitive operator in the long-term. We are also reviewing our Business Centre operation as the level of resource for our Business Transformation reduces and new systems and processes take effect. As the level of cost savings increase and transformation revenue costs reduce, operating margins will continue to improve towards the levels of our major competitors. In 2002/03 operating margins before Sainsbury's to You increased by 0.2 per cent to 4.0 per cent (VAT inclusive) and 4.3 per cent (VAT exclusive).

Rebuilding our Supply Chain

We are implementing unprecedented changes in our supply chain. Four new automated depots coming on stream along with new transport and warehouse management systems will improve service to stores. Our 700,000 sq ft centre in Hams Hall (West Midlands) and a 690,000 sq ft Waltham Point (Hertfordshire) centre will each serve 80 stores. Our 550,000 sq ft Stoke (Staffordshire) centre for slower-moving products already serves 100 stores. It will deliver to 250 stores by the end of the year with the remainder of our estate served by our new Hoddesdon (Hertfordshire) depot, opening this autumn. By March 2004 our new facilities will deliver 60 per cent of our total network volume giving us a much more efficient and competitive supply chain.

Sainsbury's to You

We have strengthened our position in the UK online grocery market this year with sales up 71 per cent year on year and like-for-like sales in existing postcodes up 41 per cent. Independent data shows we have taken share from key competitors. We launched Sainsbury's to You in a further 29 stores bringing the nationwide total to 82 stores covering around 72 per cent of UK households. We improved our website in July 2002 and higher volumes and better slot utilisation have both contributed to a 27 per cent reduction in fulfilment costs per order. We are confident we will continue to grow market share and break even in the second half of 2003/04.

Sainsbury's Bank

Six months ago we announced a major decision to accelerate the growth of our Bank by maintaining profit levels to reinvest more in growth. We have continued to offer simple, consistently excellent value and results are very encouraging, with a 29 per cent increase in our customer base year on year with many customers taking more than one product. We have boosted sales with a number of cross-category promotions, such as travel insurance on bottles of sun cream, car insurance on petrol vouchers and a pet insurance promotion with the launch of the '101 Dalmatians' video and DVD. We also embarked on our first national TV advertising campaign, featuring Jamie Oliver, which ran alongside in-store promotion.

Property and JS Developments

Our property division is focused on enhancing our store estate. As a result of this focus we announced in March 2003 our intention to sell JS Developments, our project based property development company. We also continue to look at ways of unlocking value from our property portfolio. We are redeveloping our former Stamford Street sites and in March 2003 announced the sale of four remaining properties on London's South Bank to Land Securities for over £38 million.

developing our business


Sainsbury's
to you






Shaw's
Supermarkets

strong US performer

Shaw's Supermarkets
Shaw's continues to be a strong performer in the US despite difficult economic conditions. With total sales up 1.2 per cent (in dollars) and like-for-like sales[1] up 0.9 per cent, performance is in the upper quartile compared to other US food retailers.

During the year we improved 32 of our 185 stores and successfully bid for 17 former Ames department stores. In 2003/04 we plan to increase selling space by 15 per cent. Our Prudential Center store opened in April 2003 and is our first flagship store in central Boston and focuses on creating a dynamic fresh foods department with a strong emphasis on food-to-go in our La Carte Department. This ongoing development programme will consolidate our position as New England's second largest food retailer.

Shaw's now has over 5.4 million cardholders, capturing 89 per cent of all sales. Over 70 per cent of customers use a Rewards Card, making the programme one of the top US performers. Since September 2002, using our experience in the UK, we have also mined customer data and produced customer profiles to implement targeted marketing activities, increasing promotional effectiveness and tailoring product ranges and choice.

We are also sharing the development of cost efficient processes. In the UK we have saved around £15 million by purchasing a range of goods through on-line auctions via the Global Net Xchange (GNX). In early 2003 Shaw's made its first purchase through a GNX auction and has now conducted 39 on-line negotiations.

Looking forward
The coming year will be a period of huge change in our UK Business Transformation Programme and our aim remains to balance profit growth with sales growth while investing in our business. Following the softer sales performance in quarter four we have taken action to improve sales with a significant investment in customer service creating 10,000 new jobs, launched a major campaign on fresh food consolidating our lead in this area and will be following with our non-food launch in the autumn.

We believe we have a strong case for being allowed to bid for Safeway plc as our differentiated offer of quality products and greater choice at competitive prices offers a real alternative to price based operators. We believe there will be significant change in the food retailing market and we are poised to take advantage.

Shaw's Supermarkets analysis

	2003	2002
Sales[2]	**$4,436m**	$4,385m
Underlying operating profit[3]	**$215m**	$196m
Number of stores	**185**	185
Sales area (000 sq ft)	**6,330**	6,261
Full-time employees	**9,400**	9,700
Part-time employees	**18,100**	18,700

1 Easter adjusted.
2 Includes sales tax.
3 Profit before exceptional operating costs and amortisation of goodwill.

working with stakeholders

We listen to, and learn from, customers, suppliers, colleagues, shareholders and the communities in which we operate and report on corporate social responsibility at our www.j-sainsbury.co.uk/csr website. This year we were placed in the top quintile of companies in Business in the Community's first corporate responsibility benchmark and, for the fourth year running, were also the leading food retailer in Business in the Environment's Index of Corporate Environmental Engagement.

Supporting our colleagues

We are committed to offering equality of opportunity to all people and celebrating opportunities a diverse workforce brings. Diversity issues have Board sponsorship and a clear strategy which drives progression in all areas of ethnicity, religion, gender, age, sexual orientation and disability.

Environment

We are committed to minimising the environmental impact of our products and operations. Our eighth annual environment report will be published on our website later this year. Some highlights this year included the launch of the first fully biodegradable carrier bag made from tapioca starch; becoming the first major UK retailer to sell Greenergy Global Diesel offering major savings in carbon dioxide emissions; our commitment to source all wild fish from sustainable fisheries by 2010, supporting Marine Stewardship Council sustainability standards, and launching two world first Forest Stewardship Council sustainable products.

Suppliers

We are committed to working closely and more efficiently with suppliers and better understanding their needs. This year we strengthened our Partnership in Livestock initiative, appointing a Partnership Manager. A dedicated website enables farmers to pass their views directly to us and their processor.

We have run a number of regional Supplier Development Programmes specifically for small companies. At the recent Scottish Food & Drink Excellence Awards, we were awarded the prize for Greatest Positive Impact on the Supply Chain for our Supplier Development Programme in Scotland, which has helped many local companies to grow their businesses.

Healthy Eating

We are committed to making healthy eating easier, enjoyable and affordable. This year we worked with Diabetes UK on an educational schools pack focusing on how healthy diets and active lifestyles help prevent 'late onset' diabetes, and have introduced 'Healthy Eating' store tours in conjunction with GPs and healthcare company Roche. Over 360,000 children now participate in our successful Taste of Success scheme which we extended to all UK primary schools this year. We also launched a Scottish Food Challenge asking pupils to create inspiring recipes using locally grown products which will be developed into a new product or recipe card available in our stores.

Community

We are committed to meeting local community needs by being a good neighbour and employer. Sainsbury's invested over £7 million directly in support of UK communities during the year. Our colleagues, customers and suppliers also raised over £6 million for Comic Relief in 2002/03. We donated over £93,000 to local charities selected by our colleagues through our Local Heroes award scheme. Sainsbury's once again achieved the Per Cent Club's standard in 2002.

Shaw's

Shaw's invested $13.6 million during 2002/03 including $1.6 million to local community projects in the New England area and $12 million of in-kind product donations.





Summary financial statement
Board of Directors



1, ◇○□ Sir George Bull,
Non-Executive Chairman
Appointed to the Board in April 1998 and became Chairman in July 1998. Previously Chairman of Diageo plc until July 1998. Former Group Chief Executive and Chairman of Grand Metropolitan PLC. Non-Executive Director of BNP Paribas UK Holdings Limited, The Maersk Company Ltd and Member of Marakon Associates Advisory Board. Age 66.

2, □ Sir Peter Davis,
Group Chief Executive
Appointed March 2000. Previously Group Chief Executive of Prudential plc (1995-2000). From 1976 until 1986 he held senior positions within Sainsbury's, latterly Assistant Managing Director. Chairman of Sainsbury's Supermarkets Ltd and Shaw's Supermarkets Inc. Non-Executive Director of UBS AG. Age 61.

3, Roger Matthews,
Group Finance Director
Appointed November 1999. Director of Sainsbury's Supermarkets Ltd, and Shaw's Supermarkets Inc. Chairman of Sainsbury's Bank plc. Formerly Group Managing Director and Finance Director of Compass Group PLC. Currently a Non-Executive Director of Zenergy UK Limited. Age 48.

4, John Adshead CBE,
Group Human Resources and Information Systems Director
Appointed February 1989. Chairman of J Sainsbury Pension Trustees. Non-Executive Deputy Chairman of the Tablet Publishing Company. Age 58.

5, Stuart Mitchell,
Managing Director of Sainsbury's Supermarkets Ltd
Appointed to the Board in January 2002 and became Managing Director of Sainsbury's Supermarkets Ltd in 2003. Joined Sainsbury's in 1984 and has served in a variety of senior positions within procurement, primary agriculture, non-foods and strategy. Age 42.

6, Sara Weller,
Deputy Managing Director of Sainsbury's Supermarkets Ltd
Appointed to the Board in January 2002 and became Deputy Managing Director of Sainsbury's Supermarkets Ltd in 2003, responsible for strategic planning, marketing and human resources, Sainsbury's to You and Sainsbury's Bank plc. Joined Sainsbury's in January 2000 as Marketing Director. Non-Executive Director of Mitchells & Butlers plc. Age 41.



7, ◇○□ Keith Butler-Wheelhouse,
Non-Executive Director
Appointed September 1999. Chief Executive of Smiths Group plc since 1996, prior to which he was President of SAAB Automobile Sweden from 1992. Non-Executive Director of Delta (South Africa). Age 57.

8, ◇○□ June de Moller,
Non-Executive Director
Appointed September 1999. Formerly a Director of Carlton Communications Plc from 1983 until January 1999 (Managing Director from 1993). Currently Non-Executive Director of Archant Limited, Cookson Group plc and London Merchant Securities plc. Age 55.

9, ◇○□ Jamie Dundas,
Non-Executive Director
Appointed September 2000. Currently Chief Executive of MEPC Limited which he joined as Finance Director in 1997. Previously Finance Director of Hong Kong Airport Authority (1992-1996). Chairman of Macmillan Cancer Relief. Age 52.

10, ◇○□
Lord Levene of Portsoken,
Non-Executive Director
Appointed May 2001. Currently Chairman of Lloyds, Chairman of General Dynamics UK Ltd and of International Financial Services London. Director of the Haymarket Group. Lord Mayor of London (1998-1999). Age 61.

11, ◇○□ Bridget Macaskill,
Non-Executive Director
Appointed February 2002. Formerly Chairman and Chief Executive Officer of OppenheimerFunds and Non-Executive Director of Prudential plc (1999-2001) and Hillsdown Holdings plc (1989-1991). Age 54.

Lord Sainsbury of Preston Candover KG
Life President

Directors seated from left to right.

Key to Committee Members:

Remuneration Committee	◇
Audit Committee	○
Nomination Committee	□
Denotes Chairman of Committee	◇ ○ □

Summary financial statement
Summary Directors' report

The Board
The Board comprises five Executive Directors and six Non-Executive Directors, including the Chairman. Lord Levene is the senior Non-Executive Director and all Non-Executive Directors are considered to be independent. The Board meets 10 times a year, including a two day strategy conference, and is responsible to shareholders for strategic development, the management of the Group's assets to maximise performance and the control of business operations.

Changes to the Board and Board succession
The Chairman's statement on page 3 describes the Board succession plans announced during the year. Ian Coull retired as a Director on 31 December 2002.

Corporate Governance
The Company is committed to high standards of corporate governance in its business and has complied throughout the period under review with all the provisions of the Combined Code on Corporate Governance ('the Code'). The Company has an established system of internal controls.

The Remuneration, Nomination and Audit Committees have written terms of reference which define their authorities, duties and membership. These Committees are made up exclusively of the Non-Executive Directors, other than the Group Chief Executive's membership of the Nomination Committee.

Group performance and dividend
A review of the performance of the Group and its principal operating subsidiaries during the period is set out in the Chairman's statement and the Group Chief Executive's review.

The Directors recommend the payment of a final dividend of 11.36 pence per share (2002: 10.82 pence), making a total dividend for the year of 15.58 pence per share (2002: 14.84 pence). Subject to shareholders approving this recommendation at the Annual General Meeting, the dividend will be paid on 25 July 2003 to shareholders on the Register at the close of business on 30 May 2003.

Annual General Meeting
The Annual General Meeting of shareholders will take place at 11.30am on Wednesday 23 July 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Meeting and explanatory notes are enclosed with this review.

Summary remuneration report
The full report on Directors' remuneration is set out on pages 12 to 19 of the Annual Report and Financial Statements.

The Remuneration Committee is chaired by Keith Butler-Wheelhouse and comprises all of the Non-Executive Directors. The Committee adopted a remuneration policy in 2002 consistent with the Company's business objective which:

- attracts, retains and motivates high calibre Directors;
- in general terms, sets base salary broadly in line with median market practice, whilst moving total remuneration towards upper quartile market levels for superior performers;
- creates overall packages in which performance related elements form a significant proportion;
- reinforces the performance orientated culture by providing enhanced rewards for stretch performance;
- supports short-term and long-term incentive plans which are targeted at both personal and Company performance;
- aligns the interests of Directors with those of the shareholders by linking share and cash incentive payments to performance; and
- is based on information from a range of remuneration sources, which takes into account the retail sector as well as other large companies of a comparable size and complexity.

The main components of Executive Directors' remuneration are basic salary, pension entitlement and short and long-term incentive arrangements which provide rewards based upon the fulfilment of personal and business performance targets.

On 14 March 2003, the Company announced that, at the request of the Board, Sir Peter Davis had agreed to extend his time with the Group and will assume the role of Chairman on 29 March 2004. In conjunction with the appointment, the Board made two conditional awards of shares to Sir Peter under the Share Award Plan. The shares comprised in the conditional awards will be released on 31 July 2005 provided Sir Peter remains Chairman until then and the performance conditions have been met.

Performance graph

The graph below shows the Total Shareholder Return (TSR) performance of an investment of £100 in J Sainsbury plc shares over the last five years compared with an equivalent investment in the FTSE 100 Index.



120
100
80
60
40
98
99
00
01
02
03
— J Sainsbury plc
— FTSE 100 Index

Over a three year period from 31 March 2000, the Company's TSR outperformed the FTSE 100 Index by 48 per cent.

Summary Directors' report continued

Directors' remuneration

The remuneration of the Directors for the year was as follows:

	Note	Salary £000	Bonus[6] £000	Profit sharing[7] £000	Benefits[8] £000	Total 2003 £000	Total 2002 £000
Executive Directors							
John Adshead CBE		**340**	**166**	**4**	**28**	**538**	476
Ian Coull	1	**258**	**-**	**4**	**21**	**283**	469
Sir Peter Davis	2	**800**	**408**	**9**	**2**	**1,219**	1,098
Roger Matthews		**405**	**195**	**4**	**28**	**632**	562
Stuart Mitchell	3	**350**	**181**	**4**	**21**	**556**	110
Sara Weller	3	**350**	**167**	**3**	**16**	**536**	110
Non-Executive Directors							
Sir George Bull		**250**	**-**	**-**	**27**	**277**	245
Keith Butler-Wheelhouse		**35**	**-**	**-**	**-**	**35**	29
June de Moller		**30**	**-**	**-**	**-**	**30**	25
Jamie Dundas		**35**	**-**	**-**	**-**	**35**	30
Lord Levene	4	**30**	**-**	**-**	**-**	**30**	23
Bridget Macaskill	5	**30**	**-**	**-**	**-**	**30**	4

1 Retired as a Director on 31 December 2002.
2 Highest paid Director.
3 Appointed as a Director on 1 January 2002.
4 Appointed as a Director on 1 May 2001.
5 Appointed as a Director on 1 February 2002.
6 Includes performance bonuses earned in the period under review but not paid in the financial year.
7 Profit sharing amounted to 1.17 per cent of qualifying pay.
8 Benefits include company car benefits and medical insurance.
9 The aggregate remuneration of the Directors for the year was £4.2 million (2002: £4.2 million).

Performance Share Plan

Under the Plan, shares conditionally allotted to individuals are released to them in the form of options if a future performance condition is met at the end of the three year performance period. Sir Peter Davis does not participate in this Plan. The conditional allocations for 2001 and 2002 are shown on page 21, together with the options granted upon the partial satisfaction of the performance condition attached to the allocation made in 1999.

	Conditional award 7 June 2001	Conditional award 30 May 2002	Option grant 29 May 2002
John Adshead CBE	37,470	68,918	30,067
Roger Matthews	44,496	82,094	-
Stuart Mitchell	28,981	70,945	9,977
Sara Weller	30,035	70,945	-

- The conditional award figures for 2001 show the maximum award that would be released provided that the Company achieves the upper quartile position *within the comparator group at the end of the three year performance period.*
- The conditional award for 2002 shows the maximum award that would be released provided that the Company achieves first position within the comparator group at the end of the three year performance period.
- The right hand column shows that 83.3 per cent of the conditional allocation of 1999 was released as an option in 2002.
- The conditional allocation made in 2000 has lapsed because the performance condition was not satisfied.
- On 17 September 2002, Ian Coull exercised an option over 31,738 shares at a market price of 324.25 pence per share, making a profit of £102,909. Ian Coull retired as a Director on 31 December 2002 when his conditional awards lapsed.

Options over ordinary shares

Directors' options under the Company's Executive Share Option Plan and Savings Related Share Option Scheme are summarised below:

	Total 31 March 2002	Granted during the year	Exercised during the year	Lapsed during the year	**Total 29 March 2003**
Executive Share Option Plan					
John Adshead CBE	624,409	236,933	-	45,482	**815,860**
Sir Peter Davis	3,009,596	-	-	-	**3,009,596**
Roger Matthews	413,691	282,229	-	-	**695,920**
Stuart Mitchell	329,675	243,902	-	10,290	**563,287**
Sara Weller	316,315	243,902	-	-	**560,217**
Savings Related Share Option Scheme					
John Adshead CBE	2,080	1,107	-	474	**2,713**
Sir Peter Davis	4,384	-	-	-	**4,384**
Roger Matthews	2,571	-	-	-	**2,571**
Stuart Mitchell	4,230	-	-	-	**4,230**

- Ian Coull retired as a Director on 31 December 2002 when his options lapsed.
- The performance conditions relating to grants up to and including 2 June 2000 have been met.

The options outstanding under the Company's Executive Share Option Plan and Savings Related Share Option Scheme are exercisable at prices between 239 pence and 545 pence. In the period from 31 March 2002 to 29 March 2003, the highest middle market price was 422 pence and the lowest middle market price was 220 pence.

Summary financial statement
Summary Directors' report continued

Directors' interests

Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

	Ordinary shares[1]		Ordinary shares[3]
	30 March 2002	29 March 2003	20 May 2003
Executive Directors			
John Adshead CBE	69,345	**72,226**	**72,323**
Sir Peter Davis	101,106	**103,397**	**103,494**
Roger Matthews	50,391	**51,295**	**51,295**
Stuart Mitchell	12,407	**14,393**	**14,490**
Sara Weller	243	**3,472**	**3,569**
Non-Executive Directors			
Sir George Bull	20,000	**25,000**	**25,000**
Keith Butler-Wheelhouse	3,300	**3,300**	**3,300**
June de Moller	1,500	**1,500**	**1,500**
Jamie Dundas	1,200	**1,200**	**1,200**
Lord Levene	2,500	**2,500**	**2,500**
Bridget Macaskill	-	**2,500**	**2,500**

1 Ordinary shares are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children, as well as holdings in family trusts of which a Director or his minor children are beneficiaries or potential beneficiaries. They also include the beneficial interests in shares which are held in trust under the J Sainsbury Profit Sharing Scheme and the Sainsbury's Share Purchase Plan.
2 The Company's Register of Directors' Interests contains full details of Directors' interests, shareholdings and options over ordinary shares of the Company.
3 Changes to the Directors' interests in ordinary shares between 30 March 2003 and 20 May 2003 occurred as a result of purchases under the Company's Share Purchase Plan.

Summary financial statement

Summary financial review

	2003 £m	2002 £m
Turnover including VAT and sales tax[A]	**18,495**	18,206
VAT and sales tax	**(1,065)**	(1,044)
Continuing operations	**17,430**	17,154
Discontinued operations	**-**	8
Turnover excluding VAT and sales tax	**17,430**	17,162
Continuing operations - operating profit before exceptional costs and amortisation of goodwill	**752**	679
Exceptional operating costs	**(65)**	(38)
Amortisation of goodwill	**(13)**	(14)
Continuing operations - operating profit	**674**	627
Discontinued operations - operating loss	**-**	(2)
Group operating profit	**674**	625
Share of profit/(loss) in joint ventures	**3**	(1)
Loss on sale of properties	**(11)**	(4)
Disposal of operations - discontinued	**61**	-
Profit on ordinary activities before interest	**727**	620
Net interest payable and similar items	**(60)**	(49)
Underlying profit on ordinary activities before tax[B]	**695**	627
Exceptional items	**(15)**	(42)
Amortisation of goodwill	**(13)**	(14)
Profit on ordinary activities before tax	**667**	571
Tax on profit on ordinary activities	**(206)**	(200)
Profit on ordinary activities after tax	**461**	371
Equity minority interest	**(7)**	(7)
Profit for the financial year	**454**	364
Equity dividends	**(298)**	(285)
Retained profit for the financial year	**156**	79
Basic earnings per share	**23.7p**	19.1p
Underlying earnings per share[B]	**24.2p**	21.5p
Diluted earnings per share	**23.7p**	18.9p
Underlying diluted earnings per share[B]	**24.1p**	21.3p

A Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

B *Before exceptional items and amortisation of goodwill.*

Summary financial review continued

Group sales, including VAT and sales tax, from continuing operations were £18,495 million (2002: £18,198 million), an increase of 1.6 per cent.

Total underlying operating profit (before exceptional operating costs and amortisation of goodwill) from continuing operations at £752 million (2002: £679 million), was 10.8 per cent up on the previous year, driven by a 13.3 per cent increase in UK supermarkets' profits. This growth was achieved despite an adverse dollar exchange movement and, as predicted, profits maintained at £22 million, the same level as last year, in Sainsbury's Bank, resulting from the Board's decision to invest in the accelerated growth strategy.

Net interest payable of £60 million was £11 million higher than the previous year, due to higher Group net borrowings. Capitalised interest increased to £22 million (2002: £16 million).

Underlying profit before tax (before exceptional items and amortisation of goodwill) at £695 million (2002: £627 million) was 10.8 per cent up on the previous year, the second year of double-digit profit growth.

Profit before tax, after exceptional items and amortisation of goodwill was £667 million (2002: £571 million) an increase of 16.8 per cent.

The Group's underlying tax charge (before exceptional items and amortisation of goodwill) at £226 million (2002: £210 million), gives an underlying rate of 32.5 per cent (2002: 33.5 per cent).

Underlying earnings per share, before exceptional items and amortisation of goodwill increased by 12.6 per cent to 24.2 pence (2002: 21.5 pence). Basic earnings per share increased by 24.1 per cent to 23.7 pence (2002: 19.1 pence).

A final dividend of 11.36 pence per share is proposed, which represents an increase of 5.0 per cent over last year. The total proposed dividend for the year is 15.58 pence which represents an increase of 5.0 per cent on last year and dividend cover of 1.52 times. This increase reflects the Directors' aim to continue to deliver double-digit profit growth during the coming year and, if achieved, to increase the dividend by 5.0 per cent, thereby recognising the need to restore dividend cover.


730
607
615
679
752
99
00
01
02
03

Group underlying operating profit – continuing operations
£ million


756
580
549
627
695
99
00
01
02
03

Group underlying profit before tax
£ million


26.8
20.5
18.8
21.5
24.2
99
00
01
02
03

Group underlying earnings per share
pence

The 2001 figures are restated for FRS 19.


694
695
856
1,159
1,197
99
00
01
02
03

Group capital expenditure (continuing operations)
£ million

Results from continuing operations

Sales and underlying operating profit before exceptional costs and amortisation of goodwill were as follows:

	Sales[1] 2003		Underlying operating profit[2] 2003	
	£m	% change	£m	% change
Continuing operations				
Sainsbury's Supermarkets	15,301	3.0	572	13.3
Sainsbury's Bank	183	10.9	22	-
JS Developments	145	29.5	19	26.7
Shaw's Supermarkets (US)	2,866	(6.4)	139	1.5
Total	18,495	1.6	752	10.8

1 Includes VAT at Sainsbury's Supermarkets of £1,043 million and sales tax at Shaw's Supermarkets of £22 million.
2 Profit before exceptional operating costs of £65 million and amortisation of goodwill of £13 million. A full profit and loss account is shown on page 23.
* All like-for-like sales in this review are Easter adjusted.

Sainsbury's Supermarkets' sales increased by 3.0 per cent to £15,301 million (2002: £14,860 million). Like-for-like sales, including petrol,* were up 2.3 per cent for the year. A total of £210 million in cost efficiencies was delivered in the year, in addition to the £90 million and £160 million in the last two years. The Board are confident of achieving £250 million of savings in 2003/04, thereby delivering in excess of the targeted £700 million by March 2004. Further cost savings of at least £250 million are expected in 2004/05.

Underlying operating profit of £572 million includes the investment in Sainsbury's to You, the company's home delivery service, whose results have improved by £21 million due to the acquisition and retention of new customers increasing sales, lower customer acquisition costs and improved operating efficiencies.

Underlying operating profit was up by 13.3 per cent to £572 million (2002: £505 million). Operating margins (VAT inclusive, excluding Sainsbury's to You) for the year increased from 3.8 per cent to 4.0 per cent (VAT exclusive, excluding Sainsbury's to You, 4.1 per cent to 4.3 per cent). Going forward, as the level of cost savings increases and the revenue costs associated with the transformation programme reduce, operating margins will continue to improve towards the levels of the company's major competitors.

Shaw's Supermarkets had another good year, underlying operating profit was up 9.7 per cent to $215 million (2002: $196 million), but up 1.5 per cent in sterling terms.

Like-for-like sales* up 0.9 per cent was a satisfactory performance in difficult economic conditions. The store development programme, a significant contribution from the ex-Grand Union stores and excellent cost control all contributed to strong profit growth.

Operating margin continues to improve, increasing from 4.5 per cent to 4.8 per cent.

Sainsbury's Bank, achieved net income growth of 31.1 per cent and maintained profits at £22 million (2002: £22 million), after substantial revenue investment in growing the long-term customer base of the business. Adjusting for a VAT credit in 2002, underlying profit increased by 10.0 per cent.

JS Developments, made an operating profit of £19 million (2002: £15 million).

Summary financial statement
Summary financial review continued

Exceptional items

	2003 £m	2002 £m
Exceptional operating costs		
UK Business Transformation Programme[1]	**(55)**	(30)
Shaw's Supermarkets	**(10)**	(8)
	(65)	(38)
Non-operating exceptional items		
Profit on sale of Homebase	**61**	-
(Loss)/profit on sale of properties - Sainsbury's Supermarkets	**(7)**	(5)
- Shaw's Supermarkets	**(4)**	1
	50	(4)
Total exceptional items	**(15)**	(42)

1 Including the closure of the Taste joint venture amounting to £5 million in 2002.

UK exceptional business transformation costs amounted to £55 million, including the cost of providing for the closure of two major depots. Over the last two years, these costs have been in line with the Board's original indications of between £35 million and £50 million per annum. The exceptional operating costs in Shaw's of £10 million relate to the acquisition of stores from the liquidator of Ames, being asset write offs and onerous lease provisions in respect of replacement stores.

The Homebase disposal was concluded in the year with the sale of the remaining equity investment and the redemption of the loan notes for total proceeds of £184 million, which generated a net profit of £61 million. Total gross proceeds, in excess of £1 billion, have been generated from the sale of Homebase and the total profit on disposal was £125 million.

Surplus properties were sold in the year generating cash proceeds of £130 million and a property loss of £11 million.

Net exceptional operating costs and non-operating exceptional items amounted to £15 million compared to £42 million last year.

Cash flow

The Group's net debt has increased by £248 million, during the year, to £1,404 million increasing Group gearing to 28 per cent (2002: 24 per cent).

Operating cash inflow remained strong at £1,070 million. Cash EBITDA, *excluding exceptional items*, increased by 10.3 per cent, virtually in line with earnings. Because of the timing of Easter and the introduction of new lines, working capital was broadly flat for the year, compared to an inflow of £78 million in the previous year.

Capital expenditure

Group capital expenditure for the year was £1,197 million (2002: £1,159 million) excluding the £48 million cost of acquiring stores from the liquidator of Ames. Sainsbury's Supermarkets' capital expenditure was £1,035 million (2002: £1,023 million). Expenditure over the last two years has been high due to business transformation activities, primarily increased expenditure on refurbishments and the supply chain. On refurbishments, capital expenditure reduced from £230 million in 2002 to £93 million in 2003 and will be lower in 2004. On the supply chain, £374 million has been invested over the last two years. This is a long-term investment.

Summary cash flow

	2003 £m	2002 £m
Operating cash inflows	**1,070**	1,067
Group net interest and dividends from joint venture	**(54)**	(69)
Taxation	**(224)**	(171)
Dividends	**(288)**	(275)
Payments for fixed assets	**(1,124)**	(1,073)
Acquisition of Ames stores	**(48)**	-
Sale of fixed assets	**130**	218
Cash outflow before sale and purchase of businesses	**(538)**	(303)
Acquisitions and disposals	**210**	(3)
Net cash outflow before financing	**(328)**	(306)
Issue of ordinary share capital	**3**	17
Non-cash movements	**77**	(8)
Increase in net debt	**(248)**	(297)
Net debt	**1,404**	1,156



7
1
6
5
2
4
3

Group capital expenditure - 2003
£ million

	£ million
Sainsbury's Supermarkets	
1 New stores	321
2 Extensions	242
3 Refurbishments	93
4 Supply chain	203
5 Other	176
6 Shaw's Supermarkets	**155**
7 Sainsbury's Bank	**7**
Total	1,197

Capital expenditure continued

Four new fulfilment centres will be open by the end of 2004 and significant operating efficiencies will be delivered in 2005. In the current financial year, Sainsbury's Supermarkets' capital expenditure will be reduced towards more normal levels at around £800 million. This includes continuing spend on new stores and on extensions, which add valuable retail space at attractive financial returns. Shaw's capital expenditure was £155 million (2002: £133 million), excluding the £48 million cost of acquiring stores from the liquidator of Ames, and will increase in 2004 as a result of significant additions of new space during the year. Group capital expenditure is forecast to be £1.1 billion for 2004.

Shareholders' funds

Shareholders' funds increased by £155 million to £5,003 million. Return on Group capital employed increased from 11.1 per cent to 11.5 per cent in the year.

Summary financial statement
Summary financial review continued

Summary balance sheet

	2003 £m	2002 £m
Fixed assets	**7,878**	7,343
Stock	**800**	751
Debtors and other assets	**2,694**	2,591
Cash and current asset investments	**659**	386
Debt	**(2,063)**	(1,542)
Net debt	**(1,404)**	(1,156)
Other creditors and provisions	**(4,896)**	(4,620)
Net assets	**5,072**	4,909
Equity shareholders' funds	**5,003**	4,848
Minority interests	**69**	61
Capital employed	**5,072**	4,909

Pensions

The Board has been proactive in the area of pensions and has taken a number of decisions to reduce pension fund liabilities and address the potential fund deficit. These include additional Company contributions of £15 million in 2002 and 2003, closing the defined benefit final salary schemes to new members and introducing defined contribution stakeholder schemes. Additionally, this year the Company has offered existing members of the defined benefit final salary schemes the option of increasing their contributions from 4.25 per cent to 7.00 per cent, or moving to a career average arrangement at the current 4.25 per cent contribution level. The Company's remuneration policy, now reinforced, is to limit budgets for salary and wage increases to RPI, relying on non-pensionable bonus payments and share based incentive schemes to provide additional performance related rewards. The Board believes these actions will significantly reduce pension liabilities while continuing to achieve the necessary motivation of colleagues and offering them opportunities to secure their financial well-being for retirement.

An actuarial valuation of the Group's UK schemes is currently being prepared which the Board believes will provide a more appropriate basis for decisions to be made about funding for these schemes.

At 29 March 2003, the notional deficit, net of deferred tax, of the Group's defined benefit pension schemes under FRS 17 was £607 million (2002: £257 million). The increase is due to weak global stock markets and lower discount rates on AA corporate bonds. Since the year-end the net deficit has reduced, by 10 per cent, to £543 million due to improved asset values.

The Group is not currently required to account for the profit and loss effect of FRS 17. The underlying FRS 17 (excluding settlement and curtailment gains) profit and loss account charge for the year would have been £13 million higher than the normal pension cost.

Shareholder return

The share price decreased from 399.5 pence at the start of the financial year to 226 pence at 29 March 2003 with a range of 220 pence to 422 pence. The Company's equity market capitalisation at 29 March 2003 was £4.4 billion.

Total shareholder return (TSR) was negative 37.7 per cent (the increase in the value of a share including reinvested dividend based on the average share price for the three months ended 29 March 2003 compared with the equivalent period in 2002) due to the overall fall in the stock market and the uncertainty surrounding the various potential bidders for Safeway plc, together with the implications on the future structure of the UK food retailing market.

Over a three year period from 31 March 2000, the Company's TSR has outperformed the FTSE 100 Index by 48 per cent.

Roger Matthews
Group Finance Director

Independent Auditors' statement to the members of J Sainsbury plc

We have examined the Annual Review and Summary Financial Statement of J Sainsbury plc.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the Annual Report and Financial Statements, the report of the Directors and the remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The Auditors' statement on the summary financial statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the Annual Review and Summary Financial Statement is consistent with the Annual Report and Financial Statements, the report of the Directors and the remuneration report of J Sainsbury plc for the year ended 29 March 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

20 May 2003

(a) The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Shareholder information

Shareholders' interests at 29 March 2003

Number of shareholders: 139,932 (2002: 126,543)

Number of shares in issue: 1,937,503,960 (2002: 1,936,335,686)

By size of holding

	Shareholders %		Shares %	
	2003	2002	2003	2002
500 and under	**57.02**	57.62	**0.59**	0.53
501 to 1,000	**15.13**	15.39	**0.83**	0.75
1,001 to 10,000	**25.72**	24.86	**4.82**	4.10
10,001 to 100,000	**1.55**	1.51	**2.92**	2.56
100,001 to 1,000,000	**0.42**	0.43	**10.66**	9.29
Over 1,000,000	**0.16**	0.19	**80.18**	82.77
	100.00	100.00	**100.00**	100.00

By category of shareholder

	Shareholders %		Shares %	
	2003	2002	2003	2002
Individual and other shareholders	**92.28**	93.23	**41.70**	42.13
Insurance companies	**0.1**	0.10	**0.27**	0.76
Banks and nominees	**7.03**	6.10	**56.28**	56.20
Investment trusts	**0.05**	0.05	**0.04**	0.01
Pension funds	**0.02**	0.02	**0.56**	0.88
Other corporate bodies	**0.52**	0.50	**1.15**	0.02
	100.00	100.00	**100.00**	100.00

Annual General Meeting

The Annual General Meeting will be held at 11.30am on Wednesday 23 July 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Meeting and the proxy card is enclosed with this Review.

Corporate website

J Sainsbury plc interim and annual reports and results announcements are available via the internet on our corporate website at (www.j-sainsbury.co.uk). As well as providing share price data and financial history, the site also provides access to background information about the Group, recent press releases and news and current issues. Shareholders can receive e-mail notification of results and press announcements as they are released by accessing the page called Email news service in the website's investor centre.

Registrars

For information about the AGM, shareholdings, dividends and to report changes to personal details, shareholders should contact: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. Telephone: 0870 702 0106. (www.computershare.com).

Dividend Reinvestment Plan

The Company has a Dividend Reinvestment Plan which allows shareholders to reinvest their cash dividends in the Company's shares bought in the market through a specially arranged share dealing service. No new shares are allotted under this plan and some 43,800 shareholders participate in it. Full details of the plan and its charges, together with mandate forms, are available from the Registrars.

Key dates for the final dividend are as follows:

Last date for return or revocation of plan mandates	4 July 2003
Plan shares purchased for participants	25 July 2003
Plan share certificates issued	6 August 2003

Individual Savings Account (ISA)

A corporate ISA is available from The Share Centre Ltd and offers a tax efficient way of holding shares in the Company. Both a Maxi and Mini ISA are available. For further information contact: The Share Centre Ltd, PO Box 2000, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB. Telephone: 01296 414141.

Low cost share dealing service

The Company offers a low cost share dealing service for J Sainsbury plc ordinary shares through The Share Centre Ltd. For further information contact: The Share Centre Ltd, PO Box 2000, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB. Telephone: 01296 414141.

Tax Information - Capital Gains Tax

For Capital Gains Tax purposes, the market value of ordinary shares on 31 March 1982 was 69.375 pence.

Investor Relations

For investor enquiries please contact: Lynda Ashton, Head of Investor Relations, J Sainsbury plc, 33 Holborn, London EC1N 2HT.
Telephone/Fax: 020 7695 7162/6227.
e-mail: lynda.ashton@sainsburys.co.uk

American Depository Receipts (ADRs)

In the US, the Company's ordinary shares are traded in the form of American Depository Shares, evidenced by ADRs, and trade under the symbol JSNSY. Each American Depository Share represents four ordinary shares. Citibank is the authorised Depository Bank for the Company's ADR programme.

All enquiries regarding ADR holder accounts and payment of dividends should be addressed to:

Citibank N.A., ADR Shareholder Services, 111 Wall Street, New York, NY 10005, USA. Telephone: 1-877-2400-4237 (Toll free in the USA).

General contact details

An audio tape of the Annual Review and Summary Financial Statement can be obtained by calling: 01435 862737.

Annual Reports, Interim Reports and information on Corporate Social Responsibility are all available on the Internet at: www.j-sainsbury.co.uk and by calling: 0800 0154330.

Share price information is available on the Company's website, in the financial press and the Cityline service operated by the Financial Times (Telephone: 0906 843 3545).

For general enquiries about **Sainsbury's Bank** call: 0500 405060.

For any **customer enquiries** please contact our Customer Careline by calling: 0800 636262.

Financial calendar 2003/04

Dividend and interest payments

Ordinary dividend:	
Ex-dividend date	28 May 2003
Record date	30 May 2003
Final dividend payable	25 July 2003
Interim dividend payable	January 2004
8% Irredeemable Unsecured Loan Stock	1 March/1 September
£250m 6.125% Notes 2017	7 April
£350m 6.00% Notes 2032	7 April
€800m 5.625% Notes 2008	11 July
£300m 6.50% Notes 2012	11 July

Other dates

Annual General Meeting	23 July 2003
Interim results announced	November 2003
Interim report circulated	November 2003
Results for year announced	May 2004
Report and Accounts circulated	June 2004
Annual General Meeting	July 2004

Registered office
J Sainsbury plc
33 Holborn
London EC1N 2HT
Registered number 185647

Auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Solicitors
Denton Wilde Sapte
One Fleet Place
London EC4M 7WS

Linklaters
One Silk Street
London EC2Y 8HQ

Stockbrokers
UBS Warburg Ltd
1 Finsbury Avenue
London EC2M 2PP

Hoare Govett Ltd
250 Bishopsgate
London EC2M 4AA

Visit our websites

Information about the Group:
www.j-sainsbury.co.uk

Information about Sainsbury's Supermarkets:
www.sainsburys.co.uk

Information about Sainsbury's Bank:
www.sainsburysbank.co.uk

Information about Shaw's Supermarkets:
www.shaws.com

To shop on-line:
www.sainsburystoyou.co.uk

Electronic communication for shareholders

The Company has set up a facility for shareholders to take advantage of electronic communications.

If you would like to:
- check the balance and current value of your shareholding and view your dividend history
- register your e-mail address so that future shareholder information can be sent to you electronically
- submit your vote on-line prior to a general meeting

log on to www.j-sainsbury.co.uk/shareholders and complete the following steps:

1 click on 'visit our Registrars'
2 enter the required information and click on 'submit'. You will need your 11 character shareholder reference number located on your latest tax voucher
3 click on 'Communication Details' and register on-line.

www.j-sainsbury.co.uk/shareholders

Designed and produced by CGI BrandSense. Photography by Matt Harris and Jason Grow. Printed by royle corporate print. The paper used in this Review utilises recycled paper and board with the Nordic Swan label which is elemental chlorine free. The paper mills have achieved accreditation to the environmental standard ISO 14001.

J Sainsbury plc
33 Holborn, London EC1N 2HT
www.j-sainsbury.co.uk